Catalyst Paper Corporation, Catalyst Paper,

Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc.

as Borrowers

and

Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited, Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Pacifica Poplars Ltd., 0606890 B.C. Ltd., Catalyst Paper Energy Holdings Inc., Elk Falls Pulp and Paper Limited, Catalyst Paper Services (Hungary) Limited Liability Company and The Apache Railway Company

as Guarantors

and

THE LENDERS LISTED ON THE SIGNATURE PAGES HERETO

as Lenders

and

CIT BUSINESS CREDIT CANADA INC.

as Agent, Co-Lead Arranger, Joint Bookrunner, Syndication Agent, Collateral Agent and Documentation Agent

and

J.P. MORGAN SECURITIES INC.

as Co-Lead Arranger and  Joint Bookrunner

FIRST AMENDING AGREEMENT

Dated as of March 10, 2010

STIKEMAN ELLIOTT LLP

FIRST AMENDING AGREEMENT

This FIRST AMENDING AGREEMENT dated as of March 10, 2010 among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. (each as a Borrower, and collectively, the “Borrowers”), Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc.,  Catalyst Paper Finance Limited, Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Pacifica Poplars Ltd., 0606890 B.C. Ltd., Catalyst Paper Energy Holdings Inc., Elk Falls Pulp and Paper Limited, Catalyst Paper Services (Hungary) Limited Liability Company and The Apache Railway Company, as Guarantors, the Lenders parties hereto, CIT Business Credit Canada Inc., as Agent, Co-Lead Arranger, Joint Bookrunner, Syndication Agent and Documentation Agent (in its capacity as Agent, the “Agent”), and J.P. Morgan Securities Inc., as   Co-Lead Arranger and Joint Bookrunner.

RECITALS:

(a)
Pursuant to a credit agreement dated as of August 13, 2008 (as further amended, supplemented, amended and restated or otherwise modified from time to time, the “Credit Agreement”) among the Borrowers, the Guarantors, the Lenders from time to time party thereto, the Agent, as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner, the Lenders have made available to the Borrowers a revolving credit facility in an aggregate maximum amount of $330,000,000; and

(b)	The parties to the Credit Agreement have agreed to make certain amendments to the Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE in consideration of the mutual agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

Section 1 Defined Terms.

Capitalized terms used in this First Amending Agreement and not otherwise defined have the meanings specified in the Credit Agreement.

Section 2 Amendments to Section 1.1 of the Credit Agreement.

Section 1.1 is amended effective as of this date as follows:

(a)	The following definitions are being added to Section 1.1 of the Credit Agreement, as they would appear in alphabetical order:

“2010 Note Indenture” means the trust indenture dated as of March 10, 2010 between CPC, certain of its subsidiaries as guarantors, Wilmington Trust FSB, as trustee, and the Collateral Trustee, as amended, waived, supplemented, modified or amended and restated from time to time in accordance with the Intercreditor Agreement.

“2010 Notes” means the 11% senior secured notes due 2016 that have been issued under the 2010 Note Indenture.

“Apache Fixed Assets” means all real property, plant and equipment of The Apache Railway Company.

“Collateral Trustee” means Computershare Trust Company of Canada, as collateral agent pursuant to the 2010 Note Indenture.

“Exchange Offer” means the amended and restated offering memorandum and consent solicitation made by CPC dated February 16, 2010, pursuant to which CPC has offered to exchange the outstanding 2003 Notes for the 2010 Notes.

“Intercreditor Agreement” means the intercreditor agreement entered into by the Collateral Trustee, the Credit Parties and the Agent dated March 10, 2010 and any amendments, restatements, supplements or other modifications to such agreement at any time and from time to time.

“Notes First Lien Collateral” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Noteholder Proceeds Collateral Account” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Refinanced Note Indentures” means the 2010 Note Indenture and from and after a refinancing, if any, in whole or in part of the 2004 Notes or any remaining 2003 Notes, any trust indenture, agreement or other document pursuant to which any of the Refinanced Notes are issued, as amended and supplemented from time to time.

“Refinanced Notes” means the 2003 Notes, as refinanced in whole or in part by and pursuant to the 2010 Notes, and from and after a refinancing, if any, in whole or in part of the 2004 Notes or any remaining 2003 Notes, the notes or series of notes issued in connection with such refinancing.

(b)	The definition of “Ancillary Credit Facilities” shall be amended by deleting “subject to the limitations and on terms and conditions set forth in” and substituting “pursuant to” therefor.

(c)	The definition of “Applicable Margin” shall be amended by deleting the current definition thereof and by substituting the following therefor:

“Applicable Margin” means, with respect to any Loan, the applicable rate per annum, expressed as a percentage, set forth in the relevant column of the table below:

Average Excess Availability	BA Borrowing or LIBO Rate Loan or Letters of Credit Applicable Margin	Canadian Prime Loan, U.S. Prime Loan or Base Rate Loan Applicable Margin	Unused Line Fee
≥ $150mm	2.85%	1.10%	0.450%
≥ $100mm and < $150mm	3.10%	1.35%	0.500%
≥ $60mm and < $100mm	3.35%	1.60%	0.550%
< $60mm	3.60%	1.85%	0.575%

(d)	The definition of “Blocked Account Agreement” shall be amended by deleting the reference to “Section 2.18(b)” and substituting “Section 2.18(d)” therefor.

(e)	The definition of “Blocked Accounts” shall be amended by deleting the reference to “Section 2.18(a)” and substituting “Section 2.18(d)” therefor.

(f)
The definition of “Borrowing Base” shall be amended by adding the words “and the Apache Fixed Assets” after the words “Snowflake Fixed Assets” in each of the two places in which those words appear in clause (viii) of such definition.

(g)
The definition of “Derivatives Secured Obligations” shall be amended by adding “and for the purposes of each guarantee made by a Guarantor, shall include all obligations, liabilities and Indebtedness arising under all agreements, documents, certificates and instruments entered into by any Credit Party with any Derivative Lenders in connection with the Ancillary Credit Facilities” to the end of such definition.

(h)	The definition of “Loan Documents” shall be amended by inserting “the Intercreditor Agreement,” after “Agent Confirmations,” in the fourth line.

(i)	The definition of “Permitted Liens” shall be amended by deleting the words “date hereof” where they appear in paragraph (aa) and substituting “date of this First Amending Agreement” therefor.

(j)
The definition of “Existing Note Indentures” shall be amended by adding “and from and after the refinancing of either or both, as the case may be, of the 2003 Notes and the 2004 Notes, shall include the 2010 Note Indenture and any other Refinanced Note Indenture” to the end of such definition.

(k)
The definition of “Existing Senior Notes” shall be amended by adding “and from and after the refinancing of either or both, as the case may be, of the 2003 Notes and the 2004 Notes, as applicable, shall include the 2010 Notes and any other Refinanced Notes” to the end of such definition.

Section 3 Amendment to Article 2 of the Credit Agreement.

Section 2.10 is amended effective as of this date by adding the words “(including for such purposes, the Canadian Cash Management Commitment)” after the words “Canadian Revolving Commitments” where they appear on the seventh, ninth, thirteenth, fourteenth and seventeenth lines of such Section.

Section 4 Amendments to Article 3 of the Credit Agreement.

Article 3 is amended as of this date as follows:

(a)
by adding the words “and as set forth in Schedule 3.9 with respect to any real properties held by any Credit Party in a nominee capacity for another Credit Party” after the words “Title Policy” in the first line of Section 3.9;

(b)	by deleting the words “the 2003 Note Indenture and the 2004 Note Indenture” and substituting “the Existing Note Indentures” therefor in Section 3.14;

(c)	by adding the words “Catalyst Hungary, Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc.,” before the words “Catalyst US Holdco” in the first line of Section 3.24;

(d)	by adding the words “, except in respect of the Noteholder Proceeds Collateral Account” to the end of the second and third sentences of Section 3.27; and

(e)
by deleting the words “Effective Date” where they appear in each of Section 3.7, Section 3.11(f) and (j), Section 3.12(c), Section 3.16, Section 3.17, Section 3.19, Section 3.20(e) and (f), Section 3.21, Section 3.30 and Section 3.31 and by, in each case, substituting “date of this First Amending Agreement” therefor.

Section 5 Amendments to Article 4 of the Credit Agreement.

Section 4.1(k)(iii) is amended effective as of this date by adding “(A)” before “Catalyst Paper (Snowflake) Inc.” and by adding the following clause to the end of such Section:

“and (B) The Apache Railway Company in favour of the Agent, as agent for the Lenders and on behalf of the Derivatives Lenders, dated as of the Effective Date constituting a first priority Lien on the Apache Fixed Assets, subject only to Permitted Liens,”.

Section 6 Amendments to Article 5 of the Credit Agreement.

Article 5 is amended effective as of this date by as follows:

(a)	by adding the words “and the Apache Fixed Assets” immediately following the words “Snowflake Fixed Assets” at the beginning of the fourth line of Section 5.1(q);

(b)	by deleting the word “and” at the end of Section 5.1(t), by deleting the “.” at the end of (u) and substituting “; and” therefor and by adding the following subsection to the end of Section 5.1:

“(v)
promptly upon the request of the Agent at any time that a Default or Event of Default has occurred which is continuing or Excess Availability is less than $75,000,000, and in any event no less frequently than the 10th Business Day of each calendar month end, an itemized listing setting forth the deposits made during the preceding calendar month to the Noteholder Proceeds Collateral Account, together with (i) a corresponding description, in reasonable detail, of the Notes First Lien Collateral the sale of which gave rise to such deposits, and (ii) copies of the monthly bank statements for such account, provided the applicable Credit Party is then in receipt of such statements.”;

(c)
by deleting from clause (ii) of Section 5.11 the words “mortgages, Security Documents, hypothecs and other security related documents covering such Subsidiary’s property,” and by substituting therefor the words “security agreements, hypothecs and other security-related documents covering the property of such Subsidiary described in Section 4.1(k)(ii), together with any other Property of such Subsidiary in which the Collateral Agent is to obtain a second priority Lien in accordance with Section 6.2(c)(i)”; and

(d)	by adding the following Section to the end of Article 5:

“5.20           Consents regarding Leasehold Collateral.

With respect to leasehold interests in real property of a Credit Party:

(a)
if the validity or effectiveness of the grant and creation of a security interest in favour of the Agent or the Collateral Agent over any part of any Leasehold Collateral Pending Consent (as defined in the 2010 Note Indenture) is dependent on any Credit Party obtaining consent, authorization, approval or waiver of any third party to the granting of such security interest, then such Credit Party will use reasonable commercial efforts in order to obtain the applicable consent, authorization, approval or waiver, provided, that such Credit Party is not required to give up any economic concessions (other than economic concessions that, in the sole good faith judgment of such Credit Party, are not material in relation to the economic value of such Leasehold  Collateral Pending Consent in question) to obtain any such consent, authorization of approval.  To the extent that such consent is not obtained within 90 days after the date of this Agreement, the aggregate book value of such Leasehold Collateral Pending Consent will count towards the $25,000,000 basket referred to in the proviso to paragraph (2) of the definition of Excluded Assets (as defined in the 2010 Note Indenture); and

(b)
to the extent that any waterlot or foreshore leases forming part of the Leasehold Collateral (as defined in the 2010 Note Indenture) are not registered against title to the lands leased under such leases by the applicable Credit Party, the security interest granted over such leases shall constitute an unregistered security interest. For greater certainty, none of the Credit Parties shall be under any obligation to take any steps to register, in any applicable land title office, any unregistered waterlot or foreshore leases forming part of the Leasehold Collateral.”

Section 7 Amendment to Article 6 of the Credit Agreement.

Article 6 is amended as of this date as follows:

(a)
by deleting the words “, in each case, existing on the Effective Date,” in the fourth line of Section 6.1(c) and substituting “, in the case of the 2010 Note Indenture and the 2010 Notes, existing on the effective date of the completion of the Exchange Offer and in the case of the 2003 Note Indentures, the 2004 Note Indenture, the 2003 Notes and the 2004 Notes, existing on the Effective Date,” therefor;

(b)	by deleting the words “Effective Date” in Section 6.4(b) and by substituting “date of this First Amending Agreement” therefor; and

(c)	by deleting Section 6.6(d) in its entirety and by substituting the following therefor:

“(d)	any Credit Party may declare, pay, or make or agree to pay or make a Restricted Payment contemplated by paragraph (v) of the definition thereof provided that:

(i)
no Default or Event of Default exists at the time such Restricted Payment is declared, paid or made or agreed to be paid or made or would arise as a result of such Restricted Payment being declared, paid or made or agreed to be paid or made, as the case may be; and

(ii)
with respect to any such Restricted Payment which constitutes a voluntary prepayment of any principal, interest, premium or other amount in respect of the Indebtedness contemplated in paragraph (v) of such definition, including, without limitation, Indebtedness of a Credit Party under the Existing Note Indentures and the Existing Senior Notes, provided further that prior to and upon giving effect to any such Restricted Payment being declared, paid or made, Excess Availability shall not be less than $65,000,000.”

Section 8 Amendment to Section 7.2(c) of the Credit Agreement.

Section 7.2(c) is amended effective as of this date by changing each of the references to “Credit Documents” in the twenty-first line and the last line thereof to “Loan Documents”.

Section 9 Amendment to Article 8 of the Credit Agreement.

Section 8.14(2) is amended effective as of this date by adding “and the Apache Fixed Assets” after the words “Snowflake Fixed Assets” where such words appear in such Section.

Section 10 Amendments to Article 9 of the Credit Agreement.

Section 9 is amended effective as of this date by deleting the word “This” at the beginning of Section 9.3(i) and substituting therefor the words “Except as otherwise expressly set forth in this Agreement, this” and by adding the words “otherwise expressly set forth in this Agreement and except as” after the words “Except as” in the fourth line of Section 9.3(i).

Section 11 Amendments to Disclosure Schedules.

Effective as of this date and concurrently with the execution and delivery by the applicable Credit Parties of joinder agreements to the Credit Agreement dated as of the date hereof, Schedule B through Schedule 6.4 (b), inclusive, to the Credit Agreement are deemed to be replaced by and amended and restated in the forms of such schedules as attached to this First Amending Agreement as Exhibit “A“.

Section 12 Intercreditor Arrangements.

For the purposes of Section 6.2(c)(i), (ii) and (iii), the Agent and the Lenders acknowledge and confirm their satisfaction with the additional Liens granted in favour of the Collateral Agent and the Intercreditor Agreement and the intercreditor arrangements with the Collateral Trustee embodied therein.

Section 13 Noteholder Proceeds Collateral Account.

For the purposes of Section 6.15, the Agent consents to the establishment and maintenance by the applicable Credit Parties of the Noteholder Proceeds Collateral Account.

Section 14 Fundamental Changes.

For the purposes of Section 6.3, the Agent acknowledges that the Borrowers have provided notice of their intention to wind up Catalyst Hungary on or before June 30, 2010.

Section 15 Representation and Warranty.

Each Credit Party which is a party hereto represents and warrants to the Agent and the Lenders that, as of the date hereof, this First Amending Agreement has been duly authorized, executed and delivered by such Credit Party and this First Amending Agreement and the Credit Agreement, as amended hereby, and the other Loan Documents, constitute legal, valid and binding obligations of such Credit Party enforceable in accordance with their respective terms, subject to the qualifications as to enforceability expressly contemplated in clauses (a) and (b) of Section 3.2 of the Credit Agreement.

Section 16 Conditions to Effectiveness.

Subject to the following sentence, this First Amending Agreement and the Intercreditor Agreement shall not become effective until the Agent and the Lenders shall have received this First Amending Agreement in form and substance satisfactory to the Agent, duly executed and delivered by each of the parties thereto, as well as payment by February 23, 2010 of a non-refundable approval fee (fully earned upon payment thereof) payable to the Agent for distribution to each Lender which grants its approval of the Intercreditor Agreement, in each case, equal to 0.30% of the aggregate amount of each such Lender’s Commitments, the receipt of which is acknowledged.

Section 17 Bringdown.

Each of the representations and warranties made by each of the Credit Parties in or pursuant to the Credit Agreement and any other Loan Document (each as they may be amended hereby), are true and correct on and as of the date hereof, as if made on and as of the date hereof, except where any such representation or warranty expressly relates to a specific date, in which case, such representation and warranty is true and correct on and as at such date, and each of the Credit Parties is in full compliance with its covenants in each Loan Document (after taking into account the amendments provided for herein) and (after taking into account the waiver provided in the next sentence) no Default or Event of Default has occurred and is continuing.  With respect to the matters disclosed in paragraph 6 of Schedule D, the Agent and the Lenders waive any Default or Event of Default that may have occurred pursuant to Section 3.9 and Section 6.2 of the Credit Agreement prior to the date of this First Amending Agreement by reason of the existence of such matters as described therein.

Section 18 Credit Agreement in Effect.

Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof, as amended hereby, and all obligations of the Borrowers under the Credit Agreement and the other Loan Documents are hereby ratified and confirmed and shall continue in full force and effect.  Any reference to the Credit Agreement or a Loan Document shall refer to the Credit Agreement and Loan Document as amended hereby.  This First Amending Agreement is a “Loan Document”, as defined under the Credit Agreement.  Each of the Agent and the Lenders reserves all of its rights, remedies, defences and claims, if any, it may have against the Borrowers or any other person under the Loan Documents or under Applicable Law.

Section 19 Confirmation of Security.

Each Borrower acknowledges, confirms and agrees that (i) all security granted by such Borrower to and in favour of the Agent on behalf of the Secured Parties (as such term is defined therein) as security for the obligations of such Borrower under the Credit Agreement and the other Loan Documents to which it is a party (including, without limitation, the security granted on the date hereof, collectively, the “Borrower Security”) remains in full force and effect, unamended, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted by each Borrower in favour of the Agent on behalf of the Secured Parties pursuant to the Borrower Security continue to secure and extend to all debts, liabilities and obligations of the Borrowers to the Agent and the Secured Parties whether direct or indirect, absolute or contingent, present or future, pursuant to, arising out of, or in connection with, the Credit Agreement (as amended hereby) and the other Loan Documents to which each is a party; and (ii) the Borrower Security is hereby ratified and confirmed.

Section 20 Confirmation of Guarantee and Security.

Each of the Guarantors who provided a Guarantee and Guarantor Security on the Effective Date acknowledges, confirms and agrees that:

(1)
the guarantee dated August 13, 2008 made by it in favour of the Agent on behalf of the Secured Parties (as such term is defined therein) (the “Guarantee”) remains in full force and effect, is enforceable in accordance with its terms (subject to the qualifications as to enforceability expressly contemplated in clauses (a) and (b) of Section 3.2 of the Credit Agreement) and guarantees the payment of all present and future debts, liabilities and obligations described therein, including without limitation, those pursuant to, arising out of, or in connection with, the Credit Agreement (as amended hereby) and the other Loan Documents, and such Guarantor shall continue to be bound by such Guarantee;

(2)
all security granted by such Guarantor to and in favour of the Agent on behalf of the Secured Parties (as such term is defined therein) as security for the obligations of such Guarantor under the Guarantee and the other Loan Documents to which it is a party (including, without limitation, the security granted on the date hereof, collectively, the “Guarantor Security”) remains in full force and effect, unamended, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted by such Guarantor in favour of the Agent pursuant to the Guarantor Security continue to secure and extend to all debts, liabilities and obligations of such Guarantor to the Agent and the Secured Parties whether direct or indirect, absolute or contingent, present or future, pursuant to, arising out of, or in connection with, the Guarantee and the other Loan Documents to which it is a party; and

(3)	its Guarantee and Guarantor Security are hereby ratified and confirmed.

Section 21 Costs and Expenses.

The Borrowers shall pay all reasonable costs and expenses of the Agent and the Co-Lead Arranger associated with the preparation, execution and delivery of this First Amending Agreement and the Intercreditor Agreement and all documentation contemplated hereby and delivered in connection herewith.

Section 22 Governing Law.

This First Amending Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 23 Counterparts.

This First Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile and electronic PDF transmission) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Amending Agreement to be effective, executed, accepted and delivered by their proper and duly authorized officers as of the date first set forth above.

BORROWERS:

CATALYST PAPER CORPORATION
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Vice President and General Counsel

CATALYST PAPER by its Managing Partner CATALYST PAPER CORPORATION
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Vice President and General Counsel

CATALYST PAPER HOLDINGS INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER (SNOWFLAKE) INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Secretary
GUARANTORS: CATALYST PULP AND PAPER SALES INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER (USA) INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER RECYCLING INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Secretary
CATALYST PAPER FINANCE LIMITED
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel
PACIFICA PAPERS SALES INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel
PACIFICA PAPERS US INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel
PACIFICA POPLARS INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel
PACIFICA POPLARS LTD.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

0606890 B.C. LTD.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER ENERGY HOLDINGS INC.
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY
By: (signed) “Patricia Sakai”
Name: Patricia Sakai
Title: Managing Director

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY
By: (signed) “Erzsebet Gati”
Name: Erzsebet Gati
Title: Managing Director

THE APACHE RAILWAY COMPANY
By: (signed) “Valerie Seager”
Name: Valerie Seager
Title: Secretary

CIT BUSINESS CREDIT CANADA INC., as Agent
By:	(signed) “Lawrence Clement”
Name: Lawrence Clement
Title: Vice President
By:	(signed) “Donald Rogers”
Name: Donald Rogers
Title: Senior Vice President

LENDERS:

CIT BUSINESS CREDIT CANADA INC., as Lender
By:	(signed) “Lawrence Clement”
Name: Lawrence Clement
Title: Vice President
By:	(signed) “Donald Rogers”
Name: Donald Rogers
Title: Senior Vice President

JPMORGAN CHASE BANK, N.A., as Lender
By:	(signed) “Bill Handley”
Name: Bill Handley
Title: Senior Vice President

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Lender
By:	(signed) “Steve Voigt”
Name: Steve Voigt
Title: Senior Vice President

BANK OF MONTREAL, as Lender
By:	(signed) “William J. Kennedy”
Name: William J. Kennedy
Title: Vice President

ROYAL BANK OF CANADA, as Lender
By:	(signed) “Dan Mascioli”
Name: Dan Mascioli
Title: Attorney in Fact
By:	(signed) “Michael Peterson”
Name: Michael Peterson
Title: Attorney in Fact

THE BANK OF NOVA SCOTIA, as Lender
By:	(signed) “Kurt R. Foellmer”
Name: Kurt R. Foellmer
Title: Director
By:	(signed) “Alexander Mihailovich”
Name: Alexander Mihailovich
Title: Associate Director

THE TORONTO-DOMINION BANK, as Lender
By:	(signed) “Frazer Scott”
Name: Frazer Scott
Title: Managing Director
By:	(signed) “Ben Montgomery”
Name: Ben Montgomery
Title: Vice President & Director

Exhibit “A”

Disclosure Schedules

SCHEDULE “B”

DISCLOSED MATTERS

Actions, suits and proceedings:

None

Environmental Matters:

Aggregate contingent liabilities of $10.2 million have been accrued.  This is comprised of $4.1 million relating to Port Alberni asset demolition, $3.2 million related to long term landfill rehabilitation, $1.5 million of asbestos removal at the Powell River mill, and $1.4 million of asset retirement obligations (Poplar Farms and Port Mann).

The scope/cost of remediation of any existing mill site should such site cease to be an operating mill is unknown but could result in a Material Adverse Effect depending upon the remediation required and the intended future use of the site.

SCHEDULE “C”

MATERIAL CONTRACTS

1.	The 2003 Note Indenture and the 2003 Notes

2.	The 2004 Note Indenture and the 2004 Notes

3.	The 2010 Note Indenture and the 2010 Notes

SCHEDULE “D”

PERMITTED LIENS

Miscellaneous repairers liens, the value of which does not, in the aggregate, exceed $200,000.

One or more security interests created by one or more of the Credit Parties in favour of Dow Chemical Canada Inc. and Astenjohnson, Inc., respectively, in respect of certain Inventory supplied to one or more of the Credit Parties, provided that the aggregate amount secured by all such security interests shall not at any time exceed $3,000,000.

Liens arising as a result of the following leases of Property by Catalyst Paper (Snowflake) Inc. which is Collateral:

Lease dated April 22, 2009 between Catalyst Paper (Snowflake) Inc. and Agri-West LLC in respect of the Biomass Plantation (Sections 7, 8, 17 and 18, Township 13 North, Range 19 East, Gila and Salt River Baseline and Meridan (GSRBM); Sections 7, 8, 9, 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 19 East, Gila and Salt River Baseline and Meridian (GSRBM); and Sections 9, 10, 11, 12, 13, 14 and 15, Township 14 North, Range 18 East, Gila and Salt River Baseline and Meridian (GSRBM));

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and the Terrance Reidhead Family Trust in respect of Section 29 (644.06 acres), PID 202-02-005 C1 and 33 (320 acres), PID 202-05-005 B2 T13N R21E (320 acres), PID 202-05-005 D (Total: 1284.06 acres);

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Frank and Geraldine Despain DBA Dry Lake Cattle Ranch in respect of Section 3 SW1/4, E1/2, Section 15N1/4, 24 S1/4, SE1/4, 25S, Section >14 SW Corner, T14N, R18E, Section 6 N1/2, 29 NW1/4, Section 30 E1/2, T14N R19E, Section 31 W1/4 (Total: 2,438.35 acres);

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Jack and Phyllis Carlisle in respect of Section 30, T13N, R20E (Total: 631.34 acres);

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and David and Sandra Decker DBA Decker Ranches in respect of Section 8 West half T13N, R19E and Section 31 and Section 34 T14N, R19E (Total: 1426.42 acres) (This agreement was subsequently assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006);

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation Fred and Elise Peterson in respect of Section 24, T13N, R20E PID ###-##-#### (Total:580 acres);

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Rocking Chair Ranch in respect of Section 5 (80 acres), Section 8 (640 acres), Section 17 (640 acres), Section 20 W ½ (320 acres), all in T14R19E (Total: 1680 acres);

Lease dated October 15, 1998 between Abitibi Consolidated Sales Corporation and Stone Container Corporation in respect of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona; and

Ground Lease Agreement dated September 14, 2005 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power LLC, as amended, and Memorandum of Ground Lease and Notice of Easement Rights, recorded September 8, 2006, as amended, both in respect of: (1) a portion of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; (2) a portion of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and (3) an easement for ingress and egress and for utilities and until July 31, 2008 for construction.

One or more security interests created by one or more of the Credit Parties in favour of Buckman Laboratories of Canada, Ltd. in respect of certain Inventory supplied to one or more of the Credit Parties, provided that the aggregate amount secured by all such security interests shall not at any time exceed $30,000.

Leases of real property entered into by a Credit Party as landlord which are disclosed in Schedule 3.28 and any other such leases of any real property which constitutes an Excluded Asset (as defined in the Intercreditor Agreement).

Section 24
The following charges against certain real property, all of which is beneficially owned by CPC or CPC together with Catalyst Pulp Operations Limited, as tenants in common, more particularly described below (all of which constitutes Notes First Lien Collateral), the existence of which and in the case of any option to purchase, the exercise of which, CPC has determined acting reasonably, does not and would not adversely affect in any material respect the ability of CPC or Catalyst Pulp Operations Limited to carry on its business as presently conducted:

Charge	Real Property Subject to Charge

Right of First Refusal made between Fletcher Challenge Canada Limited (a predecessor of CPC) (the “Grantor”) and TimberWest Forest II Limited (the “Grantee”) and registered in the land title office on March 11, 1997 under No. EL30325 (the “TW RFR”)

Pursuant to the TW RFR, the Grantee has the right, at its option, to purchase the TW RFR Lands within 30 days of receiving notice of an offer made on said lands that the Grantor is desirous of accepting and on the same terms as set out in such offer.  The right of first refusal granted herein shall not apply if the TW RFR Lands are sold or transferred to an affiliate of the Grantor, or if they are sold or transferred in a bona fide sale of all or substantially all of the lands on which the Grantor’s Crofton Pulp Mill is located, provided that any such transferee agrees to be bound by the TW RFR as if it had been the original party to the TW RFR.

PID: 009-862-021, District Lot 8 Chemainus District

PID: 005-852-293, Lot 1 District Lot 7 Chemainus District Plan 6538

PID: 009-034-595, District Lot 7 Chemainus District Except Part in Plan 6538

(collectively, the “TW RFR Lands”)

Right of First Refusal and Option to Purchase in favour of Island Timberlands GP Ltd. made between Pacifica Papers Inc. (a predecessor of CPC) (the “Grantor”) and Island Timberlands GP Ltd. (as a result of a transfer from Weyerhaeuser Company Limited) (the “Grantee”) and registered in the land title office on October 16, 1998 under No. EM100462 (as extended by EN5108) and No. EM100463 (as extended by EN5109), respectively (the “IT RFR & Option”)

The IT RFR & Option provides the Grantee with an:
(a) exclusive first right, at its option, to purchase the RFR & Option Lands within 10 calendar days of receiving notice of an offer made on such lands that the Grantor is willing to accept and on the same terms as set out in such offer; and
(b) an option to purchase the RFR & Option Lands for the price of $1.00. This option may be exercised only if the Grantor ceases to use such lands for railway purposes at any time on or before the date which is eighty years after the date on which title to the RFR & Option Lands was conveyed to the Grantor from the Grantee

PID: 024-379-603, Lot A, District Lot 1 and part of the bed of Public Harbour of Alberni, Alberni District, Plan VIP68454 (the “RFR & Option Lands”)

Option to Purchase made between Elk Falls Pulp and Paper Limited (the “Optioner”), as registered owner of the subject lands, and Island Cogeneration No. 2 Inc.(the “Optionee”) and registered in the  land title office on November 26, 2009 under No. FB315619 (the “Cogen Option”)

The Optionee currently leases from the Optioner a portion of the Presently Encumbered Lands pursuant to a lease registered in the land title office under No. EN73583 (the “Leased Lands”)

The Presently Encumbered Lands are in the process of being subdivided to create a separate legal parcel of land, which will include the Leased Lands and some additional adjacent lands, all of which are surplus to the needs of CPC and Catalyst Pulp Operations Limited in the conduct of their business, for which indefeasible title will be registered in the land title office (the “Option Lands”)

The Cogen Option provides the Optionee with the option to purchase the Option Lands for a purchase price of $1.00. Prior to the completion of the subdivision, the Optionee may exercise the option by delivering notice to the Optioner or upon the completion of the subdivision, the Optioner will be deemed to have exercised the Cogen Option. If the Cogen Option is not exercised on or before December 31, 2039 it will be null and void.
PID: 001-233-432, District Lot 109, Sayward District, Except Parcel A (DD 285472-I) And Those Parts in Plans 1373-R, 16956, 19371, 50636, VIP54479 and VIP64521 (the “Presently Encumbered Lands”)

SCHEDULE 3.3

APPROVALS

Nil

SCHEDULE 3.5

LITIGATION

Nil

SCHEDULE 3.7

OWNERSHIP OF CREDIT PARTIES

Credit Party	Holders of Equity Securities
Catalyst Paper	• Catalyst Paper Corporation (332,533 Class A units and 14,700 Class B units) • Catalyst Pulp Operations Limited (154,229 Class A units and 5,770 Class B units)
Catalyst Paper Holdings Inc.	• Catalyst Paper Corporation (1,000 Shares Common stock)
Catalyst Paper (Snowflake) Inc.	• Catalyst Paper Holdings Inc. (180 Shares Common stock)
Catalyst Paper Recycling Inc.	• Catalyst Paper Holdings Inc. (100 Shares Common stock)
Catalyst Pulp Operations Limited	• Catalyst Paper Corporation (124,189,254 Common shares)
Catalyst Pulp and Paper Sales Inc.	• Catalyst Paper Corporation (1,000 Common shares)
Catalyst Pulp Sales Inc.	• Catalyst Pulp Operations Limited (1 Common share)
Catalyst Paper (USA) Inc.	• Catalyst Paper Holdings Inc. (1,000 Common shares)
Catalyst Paper Finance Limited	• Catalyst Paper Corporation (10 Common shares)
The Apache Railway Company	• Catalyst Paper (Snowflake) Inc. (6,000 Shares Common stock)
Elk Falls Pulp and Paper Limited	• Catalyst Paper Corporation (1 Common share)
Catalyst Paper Services (Hungary) Limited Liability Company	• Catalyst Paper Corporation (100% interest in all quotas)
Pacifica Papers Sales Inc.	• Pacifica Papers US Inc. (100 Common shares)
Pacifica Papers US Inc.	• Catalyst Paper Holdings Inc. (100 Common shares)
Pacifica Poplars Inc.	• Pacifica Papers US Inc. (850 Common shares)
Pacifica Poplars Ltd.	• Catalyst Paper Corporation (90,001 Common shares)
0606890 B.C. Ltd.	• Catalyst Paper Corporation (1 Common share)
Catalyst Paper Energy Holdings Inc.	• Catalyst Paper Corporation (101 Common shares)

SCHEDULE 3.9

TITLE TO REAL PROPERTY

1.
Elk Falls Pulp and Paper Limited holds registered and legal title to the following real property constituting Notes First Lien Collateral as nominee and trustee either for CPC or for Catalyst Pulp Operations Limted and CPC together, as tenants in common:

(I)000-849-731	(II) District Lot 120 (DD 215778I) Sayward District Except Part in Plans 14946 and VIP57724
(III)000-849-821	(IV) That part of District Lot 67 Sayward District shown outlined in red on Plan 1374 RW
(V)000-848-905	(VI) Lot A District Lot 68 Sayward District Plan 20538
(VII)000-849-561	(VIII) That part of District Lot 151 Sayward District shown outlined in red on Plan 1433R
(IX)000-849-502	(X) That Part of District Lot 163 Sayward District shown outlined in red on Plan 1431R
(XI)001-233-475	(XII) Block B of Lot 1504 Sayward District
(XIII)001-233-467	(XIV) Block C of Lot 1504 Sayward District
(XV)001-233-459	(XVI) Block D of Lot 1504, Sayward District
(XVII)000-848-913	(XVIII) Lot 1 District Lot 68 Sayward District Plan 16712
(XIX)000-849-855	(XX) That part of District Lot 52 Sayward District shown outlined in red on Plan 659 RW
(XXI)000-849-847	(XXII) That part of District Lot 67 Sayward District shown outlined in red on Plan 659 RW
(XXIII)000-849-910	(XXIV) District Lot 26 Sayward District except part in Plans 34604 and 42540
(XXV)000-848-921	(XXVI) Lot 1 District Lot 109 Sayward District Plan 16956
(XXVII)000-849-430	(XXVIII) District Lot 164 Sayward District shown outlined in red on Plan 1431R
(XXIX)001-233-432	(XXX) District Lot 109 Sayward District except Parcel A (DD 285472-I) and those parts in Plans 1373-R, 16956, 19371, 50636 and VIP54479 and VIP64521
(XXXI)001-233-441	(XXXII) Lot 1599 Sayward District except that part in Plan VIP 64521
(XXXIII)000-846-287	(XXXIV) District Lot 2 Sayward District except those parts in Plans 19371, 42540, 50636, VIP64521, VIP64522 and VIP76652

2.
CPC  holds registered and legal title to the following real property constituting Notes First Lien Collateral as nominee and trustee for itself and Catalyst Pulp Operations Limited, as tenants in common:

(XXXV)Parcel Identifier	(XXXVI)Legal Description
(XXXVII)024-662-666	(XXXVIII) Lot 1 of Sections 4, 5 & 6 Range 10 Chemainus District Plan VIP69811
(XXXIX)024-662-674

(XL) Lot 2 of Sections 2, 3 & 4 Ranges 10 & 11 Chemainus District and of Sections 5 & 6 Range 10 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811 except that part in Plan VIP76654

(XLI)024-663-018	(XLII) Lot 3 of Sections 2, 3, & 4 Ranges 10 & 11 and District Lot 107 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811
(XLIII)024-663-034	(XLIV) Lot 4 of Sections 4 and 5 Range 10 Chemanin District Plan VIP69811
(XLV)024-663-115	(XLVI) Lot 5 Section 2 Ranges 10 and 11 Chemainus District Plan VIP69811
(XLVII)005-586-429	(XLVIII) Lot 4 Section 17 Range 5 Quamichan District Plan 8636
(XLIX)005-586-437	(L) Lot 5 Section 17 Range 5 Quamichan District Plan 8636
(LI)005-586-445	(LII) Lot 6 Section 17 Range 5 Quamichan District Plan 8636
(LIII)009-956-069	(LIV) Section 3 Range 9 Chemainus District except parts in Plans 920 RW and 921 RW
(LV)007-388-209	(LVI) Lot 15 Section 3 Range 10 Chemainus District Plan 1471 except part in Plan 11574
(LVII)006-244-637	(LVIII) Lot 2 Section 4 Range 10 Chemainus District Plan 3198 except that part in Plan VIP76653
(LIX)007-388-004	(LX) Lot 1 Section 3 Range 10 Chemainus District Plan 1471 except parts in Plans 11613, 13731 and 16471
(LXI)004-979-087	(LXII) Lot 1 Sections 3 and 4 Ranges 9 and 10 Chemainus District Plan 12168
(LXIII)009-024-174	(LXIV) That part of Parcel B (DD 99604I) of Section 5 Range 10 Chemainus District outlined in red on Plan 925 RW
(LXV)004-798-619	(LXVI) Lot 1 Section 1 Range 7 Chemainus District Plan 12696
(LXVII)005-338-859	(LXVIII) That part of Lot 1 Section 17 Range 4 Quamichan District Plan 9537 shown in red on Plan 903 RW
(LXIX)005-419-239	(LXX) That part of Lot 1 Section 2 Range 7 Chemainus District Plan 8697 in Plan 920 RW
(LXXI)003-982-840	(LXXII) Lot 1 Section 3 Range 10 Chemainus District Plan 16471
(LXXIII)007-663-544

(LXXIV) That part of District Lot 12 Cowichan Lake District being that portion of Fern Road dedicated by Plan 1231 and closed by Order-In-Council No. 1754 dated 16th day of July, 1956 as shown outlined in red on Plan 458 BL

(LXXV)005-145-473	(LXXVI) Lot 1 District Lot 12 Cowichan Lake District Plan 11206
(LXXVII)007-655-517	(LXXVIII) Block 3 District Lot 12 Cowichan Lake District Plan 1231 except part in Plan 31221
(LXXIX)006-912-451	(LXXX) Lot 1 Block 2 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
(LXXXI)009-573-488	(LXXXII) That part of Section 5 Renfrew District (situate in Cowichan Lake District) as shown outlined in red on Plan 457 BL
(LXXXIII)006-912-494	(LXXXIV) Lot 1 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
(LXXXV)006-912-524	(LXXXVI) Lot 3 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
(LXXXVII)006-912-516	(LXXXVIII) Lot 2 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
(LXXXIX)006-912-567	(XC) Lot 4 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
(XCI)008-768-820	(XCII) District Lot 101 Cowichan Lake District

SCHEDULE 3.11

CANADIAN PENSION PLANS

[LIST OF PENSION PLANS REDACTED]

SCHEDULE 3.12

U.S. PENSION PLANS

[LIST OF PENSION PLANS REDACTED]

SCHEDULE 3.14

DEFAULTS

Nil

SCHEDULE 3.16

SUBSIDIARIES

(i) and (ii)                      The Name and the Form of Legal Entity of each Credit Party:

Credit Party	Form of Legal Entity
Catalyst Paper Corporation	Corporation
Catalyst Paper	General Partnership
Catalyst Paper Holdings Inc.	Corporation
Catalyst Paper (Snowflake) Inc.	Corporation
Catalyst Paper Recycling Inc.	Corporation
Catalyst Pulp Operations Limited	Corporation
Catalyst Pulp and Paper Sales Inc.	Corporation
Catalyst Pulp Sales Inc.	Corporation
Catalyst Paper (USA) Inc.	Corporation
Catalyst Paper Finance Limited	Corporation
The Apache Railway Company	Corporation
Elk Falls Pulp and Paper Limited	Corporation
Catalyst Paper Services (Hungary) Limited Liability Company	Corporation
Pacifica Papers Sales Inc.	Corporation
Pacifica Papers US Inc.	Corporation
Pacifica Poplars Inc.	Corporation
Pacifica Poplars Ltd.	Corporation
0606890 B.C. Ltd.	Corporation
Catalyst Paper Energy Holdings Inc.	Corporation

(iii)	The Equity Securities of each Credit Party (other than Catalyst Paper Corporation) which are Issued and Outstanding:

Catalyst Paper

Partner	Number and Class of Securities
Catalyst Paper Corporation	332,533 Class A units 14,700 Class B units
Catalyst Pulp Operations Limited	154,229 Class A units 5,770 Class B units

Catalyst Paper Holdings Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1,000 Shares Common stock

Catalyst Paper (Snowflake) Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	180 Shares Common stock

Catalyst Paper Recycling Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	100 Shares Common stock

Catalyst Pulp Operations Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	124,189,254 Common shares

Catalyst Pulp and Paper Sales Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1,000 Common shares

Catalyst Pulp Sales Inc.

Shareholder	Number and Class of Securities
Catalyst Pulp Operations Limited	1 Common share

Catalyst Paper (USA) Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	1,000 Common shares

Catalyst Paper Finance Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	10 Common shares

The Apache Railway Company

Shareholder	Number and Class of Securities
Catalyst Paper (Snowflake) Inc.	6,000 Shares Common stock

Elk Falls Pulp and Paper Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1 Common share

Catalyst Paper Services (Hungary) Limited Liability Company

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	100% interest in all issued quotas

Pacifica Papers Sales Inc.

Shareholder	Number and Class of Securities
Pacifica Papers US Inc.	100 Shares Common stock

Pacifica Papers US Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	100 Shares Common stock

Pacifica Poplars Inc.

Shareholder	Number and Class of Securities
Pacifica Papers US Inc.	850 Shares Common stock

Pacifica Poplars Ltd.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	90,001 Common shares

0606890 B.C. Ltd.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1 Share Common stock

Catalyst Paper Energy Holdings Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1 Common share

(iv)                      The Equity Securities Owned by each Credit Party:

Catalyst Paper Corporation

Entity	Certificate Number	Number and Class Of Securities
Elk Falls Pulp and Paper Limited	3	1 Common share
Elk Falls Forest Industries Limited	4 5 6	1,000 Common shares 1,699,200 Common shares 4,500,000 Common shares
Catalyst Pulp Operations Limited	6 7 8 9	53,688,253 Common shares 46,026,332 Common shares 24,474,668 Common shares 1 Common share
Catalyst Pulp and Paper Sales Inc.	7	1,000 Common shares
3264904 Canada Limited	3	1 Common share
468327 B.C. Ltd.	2-C	2,000 Common shares
British Columbia Forest Products Limited	3	1 Common share
0606890 B.C. Ltd.	2	1 Common share
3744809 Canada Inc.	2	1 Common share
Crofton Pulp and Paper Limited	9	2 Common shares
Echelon Paper Corporation (B.C.)	2	1 Common share
Echelon Paper Corporation (Canada)	2	1 Common share
Export Sales Co. Ltd.	8	10 Common shares
NSC Holdings (Barbados) Limited	Unknown	100% of capital stock (details unknown)
NSC Holdings (Philippines) Inc.	Unknown	79,475 Common shares
Catalyst Paper Holdings Inc.	4 5	1,000 Shares Common stock 1,800 Shares Common stock
Pacifica Poplars Ltd.	8 Unknown	90,001 Common shares 100,000 Class A Preferred shares
Catalyst Paper	A-1 A-3 A-5 A-8 A-9 B-1 B-3 B-5	124,070 Class A units 118,224 Class A units 84,455 Class A units 3,582 Class A units 2,202 Class A units 8,317 Class B units 5,913 Class B units 470 Class B units
Powell River Energy Inc.	4	50,001 Common shares
Powell River Energy Limited Partnership	Not applicable	49.95% interest (no units issued)
Catalyst Paper Finance Limited	3	10 Common shares
Catalyst Paper Services (Hungary) LLC	Not applicable	100% interest

Catalyst Paper

Nil

Catalyst Paper Holdings Inc.

Entity	Certificate Number	Number and Class Of Securities
Catalyst Paper (USA) Inc.	4	1,000 Shares Common stock
Pacifica Papers U.S. Inc.	7	100 Shares Common shares
Catalyst Paper (Snowflake) Inc.	1 2	100 Shares Common stock 80 Shares Common stock
Catalyst Paper Recycling Inc.	1	100 Shares Common stock

Catalyst Paper (Snowflake) Inc.

Entity	Certificate Number	Number and Class Of Securities
The Apache Railway Company	88	6,000 Shares Common stock

Catalyst Paper Recycling Inc.

Nil

Catalyst Pulp Operations Limited

Entity	Certificate Number	Number and Class Of Securities
Catalyst Pulp Sales Inc.	3	1 Common share
Catalyst Paper	A2 A4 A6 A7	15,444 Class A units 111,697 Class A units 25,304 Class A units 1,784 Class A units
	B2 B4	1,683 Class B units 4,087 Class B units

Catalyst Pulp and Paper Sales Inc.

Nil

Catalyst Pulp Sales Inc.

Nil

Catalyst Paper (USA) Inc.

Entity	Certificate Number	Number and Class Of Securities
Norske Skog North America LLC	Not applicable	50% equity interest

Catalyst Paper Finance Limited

Nil

The Apache Railway Company

Nil

Pacifica Papers US Inc.

Entity	Certificate Number	Number and Class Of Securities
Pacifica Poplars Inc.	11	850 Common shares
Pacifica Papers Sales Inc.	8	100 Common shares

Elk Falls Pulp and Paper Limited

Nil

Catalyst Paper Services (Hungary) Limited Liability Company

Nil

Pacifica Papers Sales Inc.

Nil

Pacifica Poplars Inc.

Nil

0606890 B.C. Ltd.

Entity	Certificate Number	Number and Class Of Securities
PRSC Land Developments Ltd. PRSC Limited Partnership	Unavailable N/A	30 Common shares 50,000 units

Pacifica Poplars Ltd.

Nil

Catalyst Paper Energy Holdings Inc.

Entity	Certificate Number	Number and Class Of Securities
Powell River Energy Inc.	Not available. [A new Certificate will be issued in connection with the transfer of shares from CPC to CPEHI].	50,001 Common shares

(v)                      The Jurisdiction of Organization of each Credit Party:

Credit Party	Jurisdiction of Organization
Catalyst Paper Corporation	Federal (Canada)
Catalyst Paper	British Columbia
Catalyst Paper Holdings Inc.	State of Delaware
Catalyst Paper (Snowflake) Inc.	State of Delaware
Catalyst Paper Recycling Inc.	State of Delaware
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	State of California
Catalyst Paper Finance Limited	British Columbia
The Apache Railway Company	Arizona
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Services (Hungary) Limited Liability Company	Hungary
Pacifica Papers Sales Inc.	State of Delaware
Pacifica Papers US Inc.	State of Delaware
Pacifica Poplars Inc.	State of Delaware
Pacifica Poplars Ltd.	British Columbia
0606890 B.C. Ltd.	British Columbia
Catalyst Paper Energy Holdings Inc.	Federal (Canada)

(vi)	The Names of all Subsidiaries of Catalyst Paper Corporation that are not Credit	Parties:

Export Sales Company Limited
Crofton Pulp and Paper Limited
468327 B.C. Ltd.
British Columbia Forest Products Limited
NSC Holdings (Philippines) Inc.
NSC Holdings (Barbados) Limited
Powell River Energy Inc.
3264904 Canada Limited
3744809 Canada Inc.
Echelon Paper Corporation (a British Columbia company)
Echelon Paper Corporation (a CBCA corporation)
Elk Falls Forest Industries Limited
3795659 Canada Ltd.

SCHEDULE 3.21

EMPLOYEE MATTERS

All Collective Bargaining Agreements to which any of the Credit Parties or their respective employees are subject:

Labour Agreement 2008-2012 between Catalyst Paper Elk Falls Division and Communication, Energy and Paperworkers Union Local 630

Labour Agreement 2008-2012 between Catalyst Paper Elk Falls Division and the Communications, Energy and Paperworkers Union, Local 1123

Labour Agreement 2008-2012 between Catalyst Paper Powell River Division and Communication, Energy and Paperworkers Union Local 1

Labour Agreement 2008-2012 between Catalyst Paper Powell River Division and Communication, Energy and Paperworkers Union Local 76

Labour Agreement 2008-2012 between Catalyst Paper Crofton Division and Communication, Energy and Paperworkers Union Local1132

Labour Agreement 2008-2012 between Catalyst Paper Crofton Division and Pulp, Paper and Woodworkers of Canada Local 2

Labour Agreement dated February 14, 2008, between Catalyst Paper Port Alberni Division and Communication, Energy and Paperworkers Union of Canada Tyee Local 686 (Expires April 30, 2013)

Labour Agreement between Catalyst Paper Port Alberni Division and Communication, Energy and Paperworkers Union of Canada Local 592 (Expires April 30, 2013)

Labour Agreement May 1, 2006 to April 30, 2012 between Catalyst Paper Port Alberni Division and Canadian Office & Professional Employees Union Local No. 15

Labour Agreement July 27, 2006 to March 31, 2012 between Catalyst Pulp and Paper Sales Inc. and Transport, Construction and General Employees Association, Local 66, affiliated with Christian Labour Association of Canada

Labour Agreement between The Apache Railway Company and United Transportation Union (Expires December 31, 2011)

Labour Agreement between The Apache Railway Company and Arizona State District of Carpenters (Expires December 31, 2011)

Labour Agreement between Catalyst Paper (Snowflake) Inc. and United Steelworkers International Union Local 26888 (Expires February 28, 2011)

Labour Agreement between Catalyst Paper (Snowflake) Inc. and International Brotherhood of Electrical Workers Local 518 (Expires 2011 )

All Employment Contracts providing for a Fixed Term of Employment or providing for Special Payments on Termination or Employment in excess of $500,000 to which any Credit Party is subject:

Employment Agreement dated March 12, 2007 between Catalyst Paper Corporation and Richard Garneau

Employment Agreement effective January 7, 2008 between Catalyst Paper Corporation and Stephen Boniferro

SCHEDULE 3.23

INTELLECTUAL PROPERTY RIGHTS

Part One:

Material Trade-marks:

Catalyst

Catalyst Paper

Catalyst and Folded Paper design

Fresh Thinking on Paper

Catalyst Cooled

The World Prints on Us

Marathon & Design

Electrabrite

Electracal

Electrastar

Electracote

Electrasoft

Electraprime

Electraplus

Folded Paper Design

Copyrights:

CATALYST design

Curved Sheets Design

Folded Paper Design

Part Two:

Nil

SCHEDULE 3.28

REAL PROPERTY AND LEASES

All Real property owned by each Credit Party:

Catalyst Paper Corporation

Crofton

PID:	Legal Description:

005 932 092	Those parts of Lot 2 Section 5 Range 9 Chemainus District Plan 5803 shown outlined in red on Plan 925 RW

007 388 004	Lot 1 Section 3 Range 10 Chemainus District Plan 1471 except parts in Plans 11613, 13731 and 16471

009 024 212	That part of Parcel C (DD 36578I) of Section 2 Range 7 Chemainus District outlined in red on Plan 920 RW

005 419 239                      That part of Lot 1 Section 2 Range 7 Chemainus District Plan 8697 in Plan 920 RW

009 024 174	That part of Parcel B (DD 99604I) of Section 5 Range 10 Chemainus District outlined in red on Plan 925 RW

005 932 190	That part of Lot 2 Section 5 Range 9 Chemainus District Plan 5803 lying to the south east of the south easterly boundary of Plan 925 RW

009 024 336                      That part of Section 3 Range 8 Chemainus District outlined in red on Plan 920 RW

009 024 310                      That part of Section 4 Range 9 Chemainus District outlined in red on Plan 925 RW

009 024 379	That part of Parcel E (DD 141335I) of Section 4 Range 8 Chemainus District outlined in red on Plan 920 RW

009 024 417	That part of Parcel D (DD 65699I) of Section 4 Range 9 Chemainus District outlined in red on Plan 920 RW

009 044 132	That part of Parcel D (DD 118337I) of Section 4 and 5 Range 8 Chemainus District outlined in red on Plan 920 RW and lying wholly within Section 4

005 968 585
That portion of that part of Lot 3 Section 1 Range 7 Chemainus District Plan 5467 lying to the West of the Westerly boundary of Plan 645 RW shown outlined in red on Plan 911 RW and containing 1.27 acres more or less

003 982 840                      Lot 1 Section 3 Range 10 Chemainus District Plan 16471

004 798 619                      Lot 1 Section 1 Range 7 Chemainus District Plan 12696

004 979 087                      Lot 1 Sections 3 and 4 Ranges 9 and 10 Chemainus District Plan 12168

006 244 637                      Lot 2 Section 4 Range 10 Chemainus District Plan 3198

009 956 069                      Section 3 Range 9 Chemainus District except parts in Plans 920 RW and 921 RW

009 573 488	That part of Section 5 Renfrew District (situate in Cowichan Lake District) as shown outlined in red on Plan 457 BL

006 912 524                      Lot 3 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 516                      Lot 2 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

008 768 820                      District Lot 101 Cowichan Lake District

006 912 567                      Lot 4 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 494                      Lot 1 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 451                      Lot 1 Block 2 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

007 655 517                      Block 3 District Lot 12 Cowichan Lake District Plan 1231 except part in Plan 31221

005 145 473                      Lot 1 District Lot 12 Cowichan Lake District Plan 11206

007 663 544
That part of District Lot 12 Cowichan Lake District being that portion of Fern Road dedicated by Plan 1231 and closed by Order-In-Council No. 1754 dated 16th day of July, 1956 as shown outlined in red on Plan 458 BL

018 195 326                      Lot 2 Section 20 Range 4 Quamichan District Plan VIP56262

005 338 859	That part of Lot 1 Section 17 Range 4 Quamichan District Plan 9537 shown in red on Plan 903 RW

009 662 481	That part of Parcel G (DD 36290I) of Sections 18 and 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW and containing 0.08 acres and 0.30 acres more or less

009 662 278	That part of Parcel P (DD 76080I) of Sections 17, 18 and 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW and lying entirely in Section 18

006 360 564	That part of Lot 10 Sections 17 and 18 Range 4 Quamichan District Plan 2785 shown in red on Plan 903 RW

006 738 567	That part of Lot 4 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 738 524	That part of Lot 3 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 738 354	That part of Lot 2 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 360 742	That part of Lot 11 Section 17 Range 4 Quamichan District Plan 2785 shown in red on Plan 903 RW

006 157 971                      That part of Lot 1 Section 19 Range 4 Quamichan District Plan 3853 outlined red on Plan 903 RW

009 668 314	That part of Parcel D (DD 106367I) of Section 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW

006 068 065	That part of Lot 1 Section 19 Range 4 Quamichan District Plan 4134 shown in red on Plan 903 RW

004 680 499                      Lot A Section 19 Range 4 Quamichan District Plan 12945

005 586 445                      Lot 6 Section 17 Range 5 Quamichan District Plan 8636

005 586 437                      Lot 5 Section 17 Range 5 Quamichan District Plan 8636

005 586 429                      Lot 4 Section 17 Range 5 Quamichan District Plan 8636

006 442 382	That part of Lot 9 Section 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

008 162 794	That part of Lot 4 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

009 797 807	That part of Section 20 Range 7 Somenos District outlined in red on Plan 911 RW and containing 0.66 acres more or less

009 797 939	That part of Section 19 Range 7 Somenos District lying West of Parcel A (DD 43540I) outlined in red on Plan 911 RW and containing 0.67 acres more or less

009 744 495	That part of the East 70 acres of Section 17 Range 6 Somenos District shown outlined in red on Plan 911 RW

006 406 891	That part of Lot 2 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

006 405 754	That part of Lot 1 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

005 557 755                      Lot 5 Section 1 Range 4 Somenos District Plan 9162

007 104 057	That part of Lot 1 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

008 162 760	That part of Lot 3 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

005 934 389	That part of Lot 3 Section 16 Range 6 Somenos District Plan 5814 shown outlined in red on Plan 911 RW

009 796 649	That part of Parcel A (DD 43540I) of Sections 19 and 20 Range 7 Somenos District lying within Section 19 included in Plan 911 RW

009 772 995	That part of Parcel A (DD 42185I) of Section 12 Range 5 Somenos District shown outlined in red on Plan 910 RW

009 773 398                      That part of Section 13 Range 5 Somenos District outlined in red on Plan 910 RW

005 934 354	That part of Lot 2 Section 16 Range 6 Somenos District Plan 5814 shown outlined in red on Plan 911 RW

008 162 824	That part of Lot 5 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

007 105 045	That part of Lot 4 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

009 773 185	That part of Section 12 Range 5 Somenos District lying to the south of Parcel A (DD 42185I) shown outlined in red on Plan 910 RW

009 774 483	Those parts of Parcel A (DD 89348I) of Sections 14 and 15 Range 5 Somenos District outlined in red on Plans 910 RW and 911 RW except part in Plan 15076

006 248 110	That part of Lot 3 Sections 15 and 16 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 827R included within Plan 911 RW

006 441 980	That part of Lot 8 Sections 9 and 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

006 246 541	That part of Lot 1 Sections 15 and 16 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 911 RW except that part in Plan 15076

009 744 517	That part of the west 50 acres of Section 18 Range 7 Somenos District shown outlined in red on Plan 911 RW

009 744 444	That part of Parcel B (DD 77714I) of Lot 82 Somenos District shown outlined in red on Plan 911 RW

009 744 509	That part of the West 50 acres of Section 17 Range 7 Somenos District shown outlined in red on plan deposited under DD 23410 included in Plan 911 RW

009 744 487	Those parts of Parcel A (DD 77714I) of Section 16 Range 6 Somenos District shown outlined in red on Plan 911 RW

006 582 311	That part of Lot B Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 568 556                      That part of Lot 7 Section 2 Range 3 Somenos District Plan 2461 shown in red on Plan 902 RW

009 872 906	That part of the south 1/2 of Section 8 Range 4 Somenos District shown outlined in red on Plan 902 RW

006 441 505	That part of Lot 5 Sections 8 and 9 Somenos District Plan 2196 shown outlined in red on Plan 902 RW

006 563 643	That part of Lot 1 Section 4 Range 4 Somenos District Plan 2458 shown outlined in red on Plan 902 RW

006 609 007	That part of Lot D Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 246 851	That part of Lot 2 Section 15 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 911 RW except that part in Plan 15076

006 442 641	That part of Lot 16 Section 11 Range 5 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

006 442 561	That part of Lot 10 Section 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

005 576 695                      That part of Section 11 Range 4 Somenos District shown outlined in red on Plan 910 RW

009 759 492                      That part of Section 4 Range 3 Somenos District shown outlined in red on Plan 902 RW

006 407 234	That part of Lot 4 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

009 774 939	That part of Parcel C (DD 174586I) of Section 14 Range 5 Somenos District outlined in red on Plan 910 RW

006 581 684	That part of Lot A Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 608 787	That part of Lot C Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

009 764 151                      That part of Section 5 Range 4 Somenos District shown outlined in red on Plan 902 RW

005 576 571                      That part of Lot 2 Section 1 Range 4 Somenos District Plan 8611 shown in red on Plan 903 RW

006 440 347	That part of Lot 3 Section 9 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

007 104 375	That part of Lot 2 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

006 406 939	That part of Lot 3 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

007 104 936	That part of Lot 3 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

006 373 968	That part of Lot 2 Section 3 Ranges 3 and 4 Somenos District Plan 2794 shown in red on Plan 902 RW

006 383 025	That part of Lot 1 Section 3 Range 3 Somenos District Plan 2776 shown outlined in red on Plan 902 RW

005 576 539                      Lot 1 Section 1 Range 4 Somenos District Plan 8611

003 733 998                      Lot 1 Section 9 Range 4 Somenos District Plan 19355

007 388 209                      Lot 15 Section 3 Range 10 Chemainus District Plan 1471 except part in Plan 11574

013 194 976	That part of Section 5 Ranges 8, 9 and 10 and Section 4 Range 8 Chemainus District shown outlined in red in DD 27614

013 194 470	That part of Sections 4 and 5 Range 8 Chemainus District shown outlined in red on plan attached to DD 24931

013 194 381	That part of Section 4 Range 8 Chemainus District shown outlined in red on plan attached to DD 23242

013 143 123	That part of Sections 5 and 6 Range 10 and that part of the foreshore of District Lot 172 Chemainus District shown coloured red on plan deposited under DD 14529I

009 922 431
That part of Section 1 Range 11 Chemainus District lying to the North of the Northerly boundary of Chaplin Street as said street is shown on Plan 739 and the production easterly of the said northerly boundary, except parts in Plans 4257 and 23431

009 925 431                      District Lot 4 Chemainus District

009 921 168	That part of Section 2 Ranges 10 and 11 Chemainus District in Plan DD 8239I containing 31.7 acres more or less except part in Plan 856 BL

009 862 021                      District Lot 8 Chemainus District

005 852 293                      Lot 1 District Lot 7 Chemainus District Plan 6538

009 034 595                      District Lot 7 Chemainus District except part in Plan 6538

009 861 998                      District Lot 6 Chemainus District

004 627 938                      Lot 3 Chemainus District

009 926 887	District Lot 172 Chemainus District except that part included in the right of way of the Esquimalt and Nanaimo Railway Company

006 116 981	That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 shown outlined in red on Plan 815 R

000 167 886                      Lot A Section 4 Range 9 Chemainus District Plan 32612

004 169 948                      Lot 1 Section 4 Range 10 Chemainus District Plan 15020

000 573 736                      Lot 1 Section 4 Range 10 Chemainus District Plan 5180 except part in Plan 15020 and 41332

006 116 965
That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 lying to the north of  a boundary parallel to the northerly boundary of said lot and extending from a point on the easterly boundary of said lot distant 1.515 chs. from the north east corner of said lot

006 116 973
That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 lying south of a boundary parallel to the northern boundary of said lot and extending from a point on the easterly boundary thereof distant 1.515 chs. from the north east corner of said lot, except that part thereof shown outlined in red on Plan 815R

006 066 551                      Lot 1 Section 1 Range 11 Chemainus District Plan 4257

009 921 958	That part of Section 6 Range 10 Chemainus District lying to the north of the right of way of the Esquimalt and Nanaimo Railway Company

009 920 803	Section 4 Range 9 Chemainus District except the west 30 chains and except parts in Plans 925 RW, 13072, 22398 and 32612

024 662 666                      Lot 1 of Sections 4, 5 & 6 Range 10 Chemainus District Plan VIP69811

024 662 674	Lot 2 of Sections 2, 3 & 4 Ranges 10 & 11 Chemainus District and of Sections 5 & 6 Range 10 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811

024 663 018	Lot 3 of Sections 2, 3, & 4 Ranges 10 & 11 and District Lot 107 Chemainus District and of District Lots 141 and 145 Cowichan District Plan VIP69811

024 663 034                      Lot 4 of Sections 2, 3 & 4 Range 10 Plan VIP69811

024 663 115                      Lot 5 Section 2 Ranges 10 and 11 Chemainus District Plan VIP69811

027 857 786                      Lot A Section 7, 8 and 9 Range 8 Section 7 Range 9 Chemainus District Plan VIP86453

Powell River

015 890 317                      District Lot 3091 Group 1 New Westminster District except Lot A2 (Reference Plan 490)

002 560 194	Block 46, except those portions included in Plans 8519, 10829, Reference Plan 3573 and Explanatory Plan 6151 and Plans 12506 and 14689 and BCP7701 District Lot 450 Plan 8096

010 264 469	Block 44 District Lot 450 Plan 8096

004 781 856	District Lot 7213 Group 1 New Westminster District

004 781 821	District Lot 7212 Group 1 New Westminster District

015 890 333	District Lot 3088 Group 1 New Westminster District

015 890 309	Lot A2 (Reference Plan 490) District Lot 3091 Group 1 New Westminster District

015 890 325	District Lot 3090 Group 1 New Westminster District

Lot E, Block 43 & 46, District Lot 450, New Westminster District, Plan LMP ### (Helipad)

002 554 682	Block 43, except those portions in Plans 12273 and 14778 Explanatory Plans 5457 and 7624 and Plans BCP7701, BCP23888 and BCP23889, District Lot 450 Group 1 New Westminster District Plan 8096

010 267 760	Block 57 District Lot 450 Group 1 New Westminster District Plan 8096

015 875 121	District Lot 3437 Group 1 New Westminster District

011 528 443	Lot 4 Block 2 District Lot 450 Plan 4533

010 267 727	Block 58 District Lot 450 Plan 8096

010 267 361	Block 55 except portions in Plans 13475, 14965, 16963 and BCP 23890, Group 1, New Westminster District, District Lot 450 Group 1, New Westminster District, Plan 8096

027 588 360	Lot A District Lot 450 and 1901A Group New Westminster District Plan BCP37022

010 237 283	Block 47 except part subdivided by Plan BCP23889, District Lot 1901A Group 1, New Westminster District Plan 8096

010 862 757	Lot 8, except part in Reference Plan 5142 and except part in Explanatory Plan 3085 Block 13 District Lot 450 Plan 6606

011 528 401	Lot 3 Block 2 District Lot 450 Plan 4533

025 961 357	Lot E Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701

025 961 373	Lot F Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701

026 686 562	Lot 2 District Lot 1901A Group 1 New Westminster District Plan BCP23889

026 686 571	Lot 3 District Lot 450 Group 1 New Westminster District Plan BCP23889

Port Alberni

004 172 981	Lot 1, District Lot 1, Alberni District, Plan 15070 except part in Plans 31593, 51178 and VIP67137

016 926 099	Lot A, District Lots 159 and 196 and Block 105, Alberni District, Plan VIP51573, except part in Plan VIP68610

008 569 258	That part of District Lot 61, Alberni District, outlined in red on Plan 462 RW

024 623 628	Lot A District Lot 1 Alberni District and Part of the Bed of the Public Harbour of Alberni Plan VIP69746

008 676 607	District Lot 308, Alberni District

008 418 004	District Lot 310, Alberni District, Containing 0.42 Acres more or less

008 569 070	District Lot 303, Alberni District

008 569 134	That part of District Lot 141, Alberni District, outlined in red on Plan 487 RW

004 548 906	That part of Lot 2, District Lots 61 and 141, Alberni District, Plan 15961 Lying to the East of Plan 487 RW

008 569 789	That Part of Parcel A (DD 3333N) of District Lot 81, Alberni District, shown outlined in red on Plan 890 RW

000 987 417                      Lot C, District Lot 1, Alberni District, Plan 41766

008 371 342                      That part of District Lot 1, Alberni District, shown outlined in red on Plan 1186R

008 569 185	That part of District Lot 105, Alberni District, outlined in red on Plan 471 RW except part in Plan 33608

008 569 924	That part of District Lot 105, Alberni District, outlined in red on Plan 890 RW, except part in Plan 33608

008 569 827	That part of District Lot 81, Alberni District, outlined in red on Plan 479 RW

008 569 886	That part of District Lot 61, Alberni District, outlined in red on Plan 889 RW

008 569 771	That part of District Lot 81, Alberni District, shown outlined in red on Plan 890 RW, except part in Parcel A (DD 3333N) and except part in Plan 2192

008 569 240	That part of District Lot 81, Alberni District, outlined in red on Plan 492 RW

008 569 142	That part of District Lot 127, Alberni District, outlined in red on Plan 472 RW

000 818 429	That part of Parcel C (DD 64557I) of District Lot 85, Alberni District, shown outlined in red on Plan 889 RW except that part in Plan VIP56579

008 569 851	That part of Parcel A (DD 3333N) of District Lot 81, Alberni District, outlined in red on Plan 478 RW

000 820 474	Those parts of Parcel C (DD 64557I) of District Lot 85, Alberni District, shown outlined in red on Plan 486 RW, except that part in Plan VIP56579

008 593 906	That part of Parcel C (DD 20890N) of District Lot 86, Alberni District, outlined in red on Plan 464 RW

008 593 922	That part of Parcel D (DD 526N) of District Lot 86, Alberni District, outlined in red on Plan 464 RW

025 030 396	Lot 5, District Lot 5, Alberni District Plan VIP72153 See Plan for Limited Access – Access by Water Only

008 569 720	That part of District Lot 127, Alberni District, shown outlined in red on Plan 890 RW

024 379 603	Lot A District Lot 1 and part of the Bed of the Public Harbour of Alberni, Alberni District, Plan VIP68454

008 608 326	That part of Parcel D (DD 526N) of District Lot 86, Alberni District, included in Plan 889 RW

008 608 300	That part of Parcel C (DD 20890N) of District Lot 86, Alberni District, included in Plan 889 RW

Elk Falls

000 849 731                      District Lot 120 (DD 215778I) Sayward District Except Part in Plans 14946 and VIP57724

000 849 821                      That part of District Lot 67 Sayward District shown outlined in red on Plan 1374 RW

000 848 905                      Lot A District Lot 68 Sayward District Plan 20538

000 849 561                      That part of District Lot 151 Sayward District shown outlined in red on Plan 1433R

000 849 502                      That Part of District Lot 163 Sayward District shown outlined in red on Plan 1431R

001 233 475                      Block B of Lot 1504 Sayward District

001 233 467                      Block C of Lot 1504 Sayward District

001 233 459                      Block D of Lot 1504, Sayward District

000 848 913                      Lot 1 District Lot 68 Sayward District Plan 16712

000 849 855                      That part of District Lot 52 Sayward District shown outlined in red on Plan 659 RW

000 849 847                      That part of District Lot 67 Sayward District shown outlined in red on Plan 659 RW

000 849 910                      District Lot 26 Sayward District except part in Plans 34604 and 42540

000 848 921                      Lot 1 District Lot 109 Sayward District Plan 16956

000 849 430                      District Lot 164 Sayward District shown outlined in red on Plan 1431R

001 233 432                      District Lot 109 Sayward District except Parcel A (DD 285472-I) and those parts in Plans

                      1373-R, 16956, 19371, 50636 and VIP54479 and VIP64521

001 233 441                      Lot 1599 Sayward District except that portion in Plan VIP64521

000 846 287	District Lot 2 Sayward District except those parts in Plans 19371, 42540, 50636, VIP64521 and VIP64522

Note: Elk Falls Pulp and Paper Limited holds legal title to the above Elk Falls properties.  Catalyst Paper Corporation and/or Catalyst Pulp Operations Limited holds beneficial title.

Catalyst Paper

Nil

Catalyst Paper Holdings Inc.

Nil

Catalyst Paper (Snowflake) Inc.

Parcel No. 1: Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 2: Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 3: Section 8, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 639, page 597, records of Navajo County, Arizona

Parcel No. 4: Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 691, page 709, records of Navajo County, Arizona

Parcel No. 5: Tracts 4, 5, 11, 12, and 13, BAR J RANCHES, of Section 18, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, according to Book 6 of Land Surveys, page 78, records of Navajo County, Arizona, except all coal and other minerals as reserved in Patent from United States of America

Parcel No. 6: Section 30, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 639, page 545, records of Navajo County, Arizona, and except that portion of the Southeast quarter of said Section 30 lying South of Arizona Highway 277, as located on December 6, 1962 and conveyed in Docket 177, page 18, and except that portion conveyed in Docket 598, page 401, described as follows: commencing at a point on the East line of said Section 30, which point bears 0°24'52" West, 256.57 feet from the Southeast corner thereof; thence South 83°22'l5" West, 177.97 feet; thence South 83°59'30" West, 922.01 feet; thence South 82°46'30" West, 189.80 feet to the East line of said Southwest quarter of the Southeast quarter of Section 30, and the point of ending; thence continuing South 82°46'30" West, 816.41 feet to the South line of said Southwest quarter of the Southeast quarter of Section 30 and the point of ending; except the portion conveyed in Docket 376, page 293 described as follows: beginning at the point of intersection of the existing southerly boundary line of the 66.00 foot right-of-way of State Highway 277, with the Easterly line of said Section 30, which point bears North 0°24'52" West, 98.81 feet from the Southeast corner thereof; thence South 83°22'15" West along said Southerly right-of-way line 182.31 feet; thence South 83°59'30" West, continuing along the right-of-way line 992.22 feet; thence South 82°46'30" West, continuing along said right of way line, 184.89 feet to the Westerly boundary line of the Southeast quarter of the Southeast quarter of said Section 30; thence South 0°01'32" West, along said Westerly boundary line 42.34 feet; thence South 82°46'30" West, 816.41 feet to the south line of said Section 30; thence North 89°51'03" West, along said South section line 1,562.60 feet; thence North 88°24'30" East 225.18 feet; thence along the arc of a curve to the left having a radius of 5,654.58 feet a distance of 546.18 feet; thence North 82°46'30" East, 1,770.11 feet; thence North 83°59'30" East, 992.79 feet; thence North 83°22'15" East, 193.49 feet to the aforesaid East line of Section 30; thence South 0°24'52" East, along said East section line a distance of 108.65 feet to the true point of beginning

Parcel No. 7: Section 29, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 8: Section 1, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 9: Section 2, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 10: Lots 1, 2 and the South half of the Northeast quarter and the Southeast quarter and the Southwest quarter of Section 3, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 11: The Southeast quarter and the Southeast quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 12: The Northeast quarter and the East half of the Northwest quarter and the East half of the Northwest quarter of the Northwest quarter and the Southwest quarter of the Northwest quarter and the Southeast quarter and the East half of the Southwest quarter and the Northwest quarter of the Southwest quarter and the East half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 13: The North half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 14: The South half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 15: Section 11, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 16: Section 12, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 17: The Northeast quarter and the Northwest quarter and the Southeast quarter of Section 13, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 18: The North half of Section 14, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 19: The Northeast quarter and the North half of the Northwest quarter of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 20: The North half of the North half of Section 25, Township 14 North Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all mineral as reserved in Patent from United States of America

Parcel No. 21: The South half of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except: commencing the Northeast corner of the South half of said Section 25; thence South 160 rods; thence West 3 rods; thence North 147 rods; thence West 9 rods; thence North 13 rods; thence East 12 rods to the point of beginning

Parcel No. 22: The West half of the Southwest quarter of Section 5, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except one half of the oil and gas rights as reserved in Deed recorded in Docket 34, page 269, records of Navajo County, Arizona, and except all mineral rights and one half of the oil and gas rights as reserved in Deed recorded in Docket 131, page 439, records of Navajo County Arizona

Parcel No. 23: Section 6, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil and gas as reserved in Patent from United States of America

Parcel No. 24: Section 7, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all mineral as reserved in Patent from United States of America

Parcel No. 25: Section 8, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all coal and other minerals as reserved in Patent from United States of America (as to the East half) and except all minerals and 1/2 interest in the oil, gas and minerals as reserved in Deed recorded in Docket 131, page 439, records of Navajo County, Arizona (as to the West half)

Parcel No. 26: Section 17, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona

Parcel No. 27: Section 18, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes (as to Lots 1 and 2 and the East half of the Northwest quarter) and except one half interest in and to all of the oil, gas and other minerals conveyed in Deed recorded in Docket 95, page 441, records of Navajo County, Arizona (as to Lots 3 and 4 and the East half of the Southwest quarter of the Southeast quarter of the Northeast quarter)

Parcel No. 28: Section 19, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 29: The West half of Section 20, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona

Parcel No. 30: The Northwest quarter of Section 29, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except the Southeast quarter of the Southeast quarter of the Northwest quarter of said Section 29 and except all minerals as reserved in Patent from United States of America

Parcel No. 31: Section 30, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil and mineral rights as reserved in Deed recorded in Book 42, page 466, records of Navajo County, Arizona, and except 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona

Parcel No. 32: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at the Northwest corner of said Section 31; thence South 20 rods; thence East 91 rods; thence North 20 rods; thence West 91 rods to the point of beginning; except 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona

Parcel No. 33: That part of Section 31, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at the Southwest corner of said Section 31; thence Northerly 52 rods to a point on the West line of said Section 31; thence Easterly 100 rods; thence Southerly 52 rods to a point on the South line of said Section 31; thence Westerly 100 rods to the point of beginning, except all oil and minerals as reserved in Deed recorded in Book 43, page 51, records of Navajo County, Arizona

Parcel No. 34: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the North line of said Section 31, which is 91 rods East of the Northwest corner of said Section 31; thence East along the North line of said Section, 9 rods; thence South 24 rods; thence West 34 rods; thence North 4 rods; thence East 25 rods; thence North 20 rods to the point of beginning; except all oil and minerals as reserved in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 35: The South half of the Southeast quarter of Section 34, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 36: Section 35, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 37: Section 36, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 38: The West half of the West half of Section 31, Township 15 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 39: The North half and the Southeast quarter and the East half of the Southwest quarter and the Southwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 396, page 179, records of Navajo County, Arizona, and except a tract of land situated within the North half of Section 24, Township 13 North, Range 20 East of the Gila and Salt River Meridian, Navajo County, Arizona, described as follows: beginning at a point on the West line of said Section 24, which point bears South 0°20'15" East 2315.52 feet from the Northwest corner of said Section 24; thence North 58°46'15" East 1318.92 feet; thence along the arc of a curve to the right having a radius of 2940.00 feet, a distance of 910.39 feet; thence North 76°30'45" East 1949.80 feet; thence along the arc of a curve to the left having a radius of 5655.00 feet, a distance of 279.62 feet; thence North 73°40'45" East 493.90 feet; thence along the arc of a curve to the right having a radius of 1985.00 feet, a distance of 770.27 feet to the Southerly right of way line of the Apache Railroad; thence from a local tangent bearing of South 71°16'34" East along said Southerly railroad right of way line, along the arc of a curve to the left having a radius of 2340.00 feet, a distance of 62.45 feet to a point on the East line of said Section 24, which point bears South 0°15'15" East 593.66 feet from the Northeast corner of said Section 24; thence South 00°15'15" East along said East Section line, a distance of 169.11 feet; thence from a local tangent bearing of North 84°06'53" West along the arc of a curve to the left having a radius of 2357.93 feet, a distance of 847.77 feet; thence South 73°40'45" West 270.63 feet; thence along the arc of a curve to the right having a radius of 5805.00 feet, a distance of 287.04 feet; thence South 76°30'45" West 1949.80 feet; thence along the arc of a curve to the left having a radius of 2790.00 feet, a distance of 863.93 feet; thence South 58°46'15" West, a distance of 1411.08 feet to the aforesaid West line of Section 24; thence North 00°20'15" West along said West Section line a distance of 176.04 feet to the point of beginning

Parcel No. 41: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning 52 rods North of the Southwest corner of said Section 31; thence East 100 rods; thence North 244 rods; thence West 34 rods; thence North 4 rods; thence West 66 rods; thence South 248 rods to the point of beginning

Parcel No. 42: The Northwest quarter; the West half of the Southwest quarter; the East half of the Northeast quarter of the Southwest quarter; the West half of the West half of the Northeast quarter of the Southwest quarter of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except that part deeded to the State of Arizona for highway purposes as described in Docket 371, page 369,Pa and except oil, gas and minerals as reserved in Deed recorded in Docket 130, page 40, records of Navajo County, Arizona

Parcel No. 43: That part of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: commencing at the Southeast corner of the North half of said Section 25; thence North 21 rods to the point of beginning; thence West 20 rods; thence North 30 rods; thence East 20 rods; thence South 30 rods to the point of beginning

Parcel No. 44: The East 3650 feet of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil and minerals as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 45: Section 34, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all coal as reserved in Patent from United States of America, and except all oil and mineral rights as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 46: Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except the following described parcel of land: that portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334; thence North 00°30'16" West 834.84 feet to a 1/2 inch rebar capped LS 9868; thence North 89°29'44" East 417.42 feet to a 1/2 inch rebar capped LS 9868; thence South 00°30'26" East 834.84 feet to a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 88°08'54" West 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334; thence South 89°29'44" West 417.42 feet along the North right-of-way of Paper Mill Road to the point of beginning; and except the following described parcel of land: that parcel of land located in a portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, more particularly described as follows: commencing at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334 thence North 00°30'16" West, 834-84 feet to a 1/2 inch rebar capped LS 9868, the point of beginning; thence North 00°30'16" West, 450.00 feet; thence North 89°29'44" East, 678.06 feet; thence South 00°30'16" East, 1284.84 feet to a point on the North right-of-way of Paper Mill Road; thence South 89°29'44" West, 260.60 feet to a point on the Northerly right-of-way of Paper Mill Road, said point bears North 88°08'54" West, 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334; thence North 00°30'26" West, 834.84 feet; thence South 89°29'44" West, 417.42 feet to a 1/2 inch rebar capped LS 9868, also being the point of beginning, and except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and amended in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 47: A parcel of land 100 feet in width situated in the West half of the Southwest quarter of Section 34, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet in width on each side of the center line of the Logging Railroad Location survey stations 134+08.2 and 157+93.0 the description of said center line of survey across the West half of the Southwest quarter of Section 34, being as follows: beginning at Location survey station 134+08.2 being the point of intersection of said survey with the East boundary line of the said West half of the Southwest quarter of Section 34, at South 22°19' East 3469 feet from the Northwest corner of the said Section 34, the original cedar post corner being in place; thence in a Southwesterly direction on the arc of a one degree curve to the left a distance of 1365.6 feet to the EC of curve at station 147+73.8 being an equation point and equaling Station 148+62.0 ahead, the curve data of the said curve being as follows: Delta 16°54' semi-tangent 851.28 feet and curve length 1690 feet; thence from EC of said curve South 19°22'30" West along the said Survey 931 feet to Station 157+93 being the point of intersection with the South boundary line of the said West half of the Southwest quarter of Section 34

Easements:

Parcel No. 48: An Easement for railroad and transmission line purposes over a strip of land 100 feet in width situated in Section 13, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona and lying 50 feet on each side of and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the South line of said Section 13, which is 1090.88 feet westerly from the Southeast corner thereof; thence Northwesterly along a curve with a radius of 11,459.0 feet a distance of 2014.62 feet; thence North 72°45' West a distance of 923.88 feet; thence Westerly along a curve with a radius of 1910.1 a distance of 675.00 feet; thence South 87°00' West 351.84 feet; thence Northwesterly along a curve with a radius of 1910.1 feet, a distance of 436.08 feet; thence North 79°55' West, 15.03 to a point on the West line of said Section, which is 1145.45 feet northerly from the Southwest corner thereof.

Parcel No. 49: An Easement from railroad, pipeline and transmission line purposes over a strip of land 100 feet in width in Section 23, Township 13 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona and lying 35 feet to the right (northerly) of and 65 feet to the left (southerly) of, and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the East line of said Section 23, which is 624.15 feet Northerly from the Southeast corner thereof; thence South 87°11' West a distance of 3423.96 feet; thence westerly along a curve concave northerly with a radius of 2864.9 feet a distance of 453.34 feet; thence North 83°45' West, a distance of 1391.70 feet to a point on the West line of said Section 23, which is 685.03 feet Northerly from the Southwest corner thereof

Parcel No. 50: An Easement for effluent ditch purposes over a strip of land 100 feet in width in Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet on each side of and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the East line of said Section 7, which is 1313.90 feet Southerly from the Northeast corner thereof; thence North 20°25' West a distance of 512.71 feet; thence Northwesterly along a curve with a radius of 2864.79 feet, a distance of 939.17 feet; thence North 39°12' West, a distance of 102.57 feet to a point on the North line of said Section 7, which is 706.54 feet westerly from the Northeast corner thereof

Parcel No. 51: An Easement for effluent ditch purposes over a strip of land 100 feet in width in Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and more fully described in Docket 136, page 281

Parcel No. 52: An Easement for pipelines, railroads and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 23, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centerline: beginning at a point on the North line of Section 23, which point is 2073.43 feet westerly from the Northeast corner of said Section 23; thence South 50°46' West, a distance of 220.26 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 1910.0 feet, a distance of 1450.00 feet; thence South 7°15' West, a distance of 303.22 feet; thence Southwesterly along a curve concave Northwesterly with a radius of 1432.7 feet, a distance of 1650.0 feet; thence South 73°l5' West, a distance of 259.43 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 1146.3 feet a distance of 251.67 feet; thence South 60°40' West, a distance of 1009.12 feet to a point on the West line of said Section 23, which is 1722.47 feet northerly from the Southwest corner thereof

Parcel No. 53: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 22, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona described as follows: a strip of land 100 feet in width lying 35 feet to right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the East line of Section 22, which point is 1722.47 feet northerly from the Southeast corner of said Section 22; thence South 60°40' West a distance of 1527.86 feet; thence Southwesterly along a curve with a radius of 5729.7 feet a distance of 206.67 feet; thence South 62°44' West a distance of 1888-47 feet to a point on the south line of said Section 22 which is 2087.16 feet easterly from the Southwest corner thereof

Parcel No. 54: An Easement for Pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 27, Township 13 North, Range 20 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land, 100 feet in width, lying 35 feet to the right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the North line of Section 27, which point is 2087.16 feet easterly from the Northwest corner of said Section 27; thence South 62°44' West, a distance of 575.72 feet; thence Westerly along a curve concave Northerly with a radius of 1637.3 feet, a distance of 1179.05 feet; thence North 76°00' West a distance of 324.54 feet; thence Westerly along a curve concave southerly with a radius of 1432.7 feet a distance of 116.56 feet to a point on the West line of said Section 27, which is 300.06 feet southerly from the Northwest corner thereof

Parcel No. 55: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 28, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width, lying 35 feet to the right of and 65 feet to the left of and parallel to the following described center-line: beginning at a point on the East line of Section 28, which is 300.06 feet southerly from the Northeast corner of said Section 28; thence Southwesterly along a curve with a radius 1432.7 feet a distance of 991.77 feet; thence South 59°39' West, a distance of 1223.19 feet; thence Westerly along a curve with a radius of 1910.1 feet, a distance of 764.44 feet; thence South 82°35' West, a distance of 831.24 feet; thence Northwesterly along a curve with a radius of 1910.1 feet a distance of 1007.78 feet; thence North 67°ll' West a distance of 791.06 feet to a point on the West line of said Section 28 which is 950.70 feet southerly from the Northeast corner thereof

Parcel No. 56: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 29, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 35 feet to the right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the East line of Section 29, which point is 950.70 feet southerly from the Northeast corner of said Section 29; thence North 67°11' West a distance of 322.51 feet; thence Westerly along a curve with a radius of 1910.1 feet, a distance of 576.11 feet; thence North 84°28' West, a distance of 4403.53 feet to a point on the West line of said Section 29, which is 220.22 feet southerly from the Northwest corner thereof

Parcel No. 57: An Easement for pipelines over the following described property as set forth in Docket 128, page 471: in Section 23, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centerline: beginning at a point on the West line of Section 23, which point is 1665.18 feet Northerly from the Southwest corner of said Section 23; thence North 60°40' East, a distance of 148.24 feet; thence Northeasterly along a curve concave southeasterly with a radius 5729.67 feet, a distance of 1763.33 feet; thence North 78°18' East, a distance of 852.74 feet; thence Easterly along a curve concave southerly with a radius of 5729.67 feet a distance of 1118.33 feet; thence North 89°29' East a distance of 1620.24 feet to a point on the East line of said Section 23, which is 2600.85 feet southerly from the Northeast corner thereof

Rights of Way:

Parcel No. 62: Right of Way for Water Pipelines as set forth in Arizona State Lease #17-2467, described as follows: that part of the Northeast quarter of the Northeast quarter of the Northeast quarter of Section 32, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona , described as follows: a strip of land 30 feet in width, being 15 feet on each side of the centerline, beginning at a point 50 feet South of the Northeast corner of said Section 32; thence Northwesterly to a point 50 feet West of the Northeast corner of said Section 32 and the point of terminus

Parcel No. 63: Right of Way for Water Pipelines as set forth in Arizona State Lease #17-2466, described as follows: that part of the Northwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 30 feet wide being 15 feet on each side of centerline beginning at the West quarter corner of said Section 24; thence around a curve to the right having a radius of 2,864.9 feet through a central angle of 28°20' and a tangent of 723.15 feet, a distance of 1416.67 feet to a point of terminus on the easterly line of the said Northwest quarter of the Southwest quarter

Parcel No. 64: Right of Way for Effluent Ditch Purposes as set forth in Arizona State Lease #17-2468, described as follows: over a strip of land 100 feet wide lying 50 feet on each side of a centerline over Section 6, the Southwest quarter of Section 16, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Parcel No. 65: Right of Way for Access Road as set forth in Arizona State Lease #17-80463, described as follows: the South 100 feet of the West 100 feet of Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Parcel No. 66: Right-of-way for Railway Track as set forth in Arizona State Lease #18-27049, described as follows: that part of Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the South line of Section 22, that is 1950 feet West of the Southeast corner; thence North 6 degrees 31 minutes West 71 feet; thence Northeasterly following the circumferences of a circle with a radius of 797.4 feet (to which the previous bearing is tangent at a point of contact) a distance of 997 feet; thence North 83 degrees 45 minutes West 1176 feet; thence South 37 degrees 4 minutes East 1189 feet to the Point of Beginning.

Catalyst Paper Recycling Inc.

Nil

Catalyst Pulp Operations Limited

Nil

Catalyst Pulp and Paper Sales Inc.

Nil

Catalyst Pulp Sales Inc.

Nil

Catalyst Paper (USA) Inc.

Nil

Catalyst Paper Finance Limited

Nil

The Apache Railway Company

Parcel No. 40:  That portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width across a portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, said land being more particularly described as follows: a strip of land lying 35 feet to the right or Northerly side, and 65 feet to the left or Southerly side, of the following described center line: beginning at a point on the South line of said Section 19, which point is 698.91 feet Easterly from the Southwest corner of said Section 19; Thence North 76 degrees 13 minutes West a distance of 721.11 feet to a point, which is on the West line of said Section 19 and is 174.25 feet Northerly from the Southwest corner thereof

Parcel No. 42A:  The East half of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; excepting therefrom, all oil, gas and minerals whatsoever (other than water flowing or lying on, or under said lands, which shall not be recorded as mineral), in, on, underlying or appurtenant to said land, and all the rights of ownership therein, as reserved to Aztec Land and Cattle Company, Limited, a corporation, in Deed recorded in Book 134 of Official Records, page 218 and amended by instrument recorded in Book 134 of Official Records, page 221

Easements:

Parcel No. 58: An Easement for pipelines over the following described property as set forth in Docket 127, page 534, as amended in instruments in Document No’s. 2001-14883, 2001-14884, 2001-14995, 2001-14886, 2001-14887, 2001-14888, 2001-17156, 2001-17154; that portion of Section 19, Township 13 North, Range 21 East, of the Gila and Salt River Based and Meridian, Navajo County, Arizona, described as follows: a strip of land 30 feet in width, lying 15 feet on each side of and parallel to the following described centreline: beginning at a point on the West line of Section 19, which is 485.35 feet Northerly from the Southwest corner of said Section 19; thence South 76 degrees 15 minutes East, a distance of 2033.58 feet to a point on the South line of said Section 19, which is 1974.00 feet Easterly from the Southwest corner thereof

Parcel No. 59: An Easement for railroad over the following described property as set forth in Docket 127, page 534: that portion of Section 17, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centreline: beginning at a point on the East line of Section 17, which point is 26.69 feet Northerly from the Southeast corner of said Section 17; thence Northwesterly along a curve with a radius of 1432.7 feet a distance of 409.53 feet; thence North 69 degrees 30 minutes West, a distance of 2315.83 feet; thence Westerly along a curve with a radius of 2292.00 feet a distance of 1532.75 feet; thence South 72 degrees 11 minutes West a distance of 1307.14 feet to the point on the West line of said Section 17, which is 616.55 feet Northerly from the Southwest corner thereof

Parcel No. 60: An Easement for railroad over the following described property as set forth in Docket 127, page 534: beginning at a point on the East line of Section 18, township 13 North, Range 21 East, of the Gila and Salt River  Base and Meridian, Navajo County, Arizona, which point is 616.55 feet Northerly from the Southeast corner of said Section 18; thence South 72 degrees 11 minutes West a distance of 2151.56 feet to a point on the South line of said Section 18, which is 2055.13 feet Westerly from the Southeast corner thereof

Parcel No. 61: An Easement for railroad over the following described property as set forth in Docket 127, page 534: beginning at a point on the North line of Section 19, Township 13 North, Range 21, East, which is 2055.13 feet Westerly from the Northeast corner of said Section 19; thence South 72 degrees 11 minutes West, a distance of 1879.37 feet; thence Westerly along a curve with a radius of 1910.1 feet a distance of 788.89 feet to a point; thence North 84 degrees 9 minutes West a distance of 279.89 feet; thence Northwesterly along a curve with a radius of 2292.00 feet a distance of 446.86 feet to a point on the West line of said Section 19, which is 543.66 feet Southerly form the Northwest corner thereof

Rights of Way:

Parcel No. 67: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 35 feet to the right of and 65 feet to the left of the following described centreline: beginning at a point on the East line of said Section 22, which point is 685.03 feet Northerly from the Southeast corner of said Section 22; thence North 83 degrees 45 minutes West, a distance of 3144.87 feet; thence Northwesterly along a curve with a radius of 2864.9 feet, a distance of 600.00 feet; thence North 71 degrees 45 minutes West, a distance of 1683.27 feet to a point on the West line of said Section 22, which is 1788.12 feet Northerly from the Southwest corner thereof

Parcel No. 68: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 24, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 35 feet to the right of and 65 feet to the left of the following described centreline: beginning at a point on the East line of said Section 24, which is 174.25 feet Northerly from the Southeast corner of said Section 24; thence North 76 degrees 13 minutes West, a distance of 34.73 feet; thence Westerly along a curve concave Southerly with a radius of 2864.9 feet a distance of 662.50 feet; thence North 89 degrees 28 minutes West, a distance of 1405.57 feet; thence Westerly along a curve concave Northerly with a radius of 5729.7 feet a distance of 515.00 feet; thence North 84 degrees 19 minutes West a distance of 1878.30 feet; thence Westerly along a curve concave Southerly with a radius of 2864.9 feet, a distance of 425.00 feet; thence South 87 degrees 11 minutes West, a distance of 429.66 feet to a point on the West line of said Section 24, which is 624.15 feet Northerly from the Southwest corner thereof

Parcel No. 69: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 14, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet on each side of and parallel to the following described centreline: beginning at a point on the East line of said Section 14, which is 1145.45 feet Northerly from the Southeast corner of said Section 14; thence North 79 degrees 55 minutes West, a distance of 457.93 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 955.37 feet a distance of 1208.61 feet; thence South 27 degrees 34 minutes West, a distance of 227.23 feet; thence Southwesterly along a curve concave Northwesterly with a radius of 1146.3 feet, a distance of 464.00 feet; thence South 50 degrees 46 minutes West, a distance of 269.54 feet to a point on the South line of said Section 14, which is 2073.43 feet Westerly from the Southeast corner thereof

Elk Falls Pulp and Paper Limited

Registered owner of property described above under “Elk Falls” but not beneficial owner

Catalyst Paper Services (Hungary) Limited Liability Company

Nil

Pacifica Papers Sales Inc.

Nil

Pacifica Papers US Inc.

Nil

Pacifica Poplars Inc.

Certain poplar lands more particularly described in 2010 Note Indenture

Pacifica Poplars Ltd.

Certain poplar lands more particularly described in 2010 Note Indenture

0606890 B.C. Ltd.

Nil

Catalyst Paper Energy Holdings Inc.

Nil

All Leases and Subleases of Real Property by any Credit Party, as Lessee or Sublessee:

Catalyst Paper Corporation

Waterlot Lease from June 6, 1987 to June 5, 2017 between the Ministry of Environment, Lands & Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lots 4071, 4072, 5922, 5923, 5924, 6071, 6174 and 6237A, Group 1, New Westminster District (Property Record No. H-1276) (portion of premises sublet to PRSC Limited Partnership)

Waterlot Lease from May 5, 1994 to May 4, 2014 between the Ministry of Environment, Lands & Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lots 7079 and 7240, Group 1, New Westminster District (Property Record No. H-1288)

Waterlot Lease from February 19, 1987 to February 18, 2017 between the Ministry of Environment, Lands and Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lot 1203, New Westminster District (Property Record No. H-1367)

Waterlot Lease from May 5, 1994 to May 4, 2014 between Ministry of Environment, Land and Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lot 7078, Group 1, New Westminster District (Property Record No. H-1287)

Waterlot Lease No. 101447 made November 17, 1993, between Her Majesty the Queen in Right of the Province of British Columbia, represented by the Minister of Environment, Lands and Parks, as landlord and Crown Forest Industries Ltd. as tenant (subsequently assigned by Elk Falls Forest Industries Limited and further assigned to Norske Skog Canada Limited) in respect of Block A of Lot 1504, Sayward District (joint use with Timberwest)

Waterlot Lease No. 111966 from September 10, 2005 to September 10, 2035 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of the waterlot legally described as Lot 411 (except Block A) and Block B, Lot 1516 Sayward District (Property Record No. H-6595) (Joint use with Timberwest)

Waterlot Lease No. 102653 expiring December 23, 2017 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Blocks A & B, Lot 107G, Chemainus District (Property Record No. H-6570) (portion of premises sublet to Timberwest)

Waterlot Lease No. 101412 made December 23, 1986 between Her Majesty the Queen in Right of the Province of British Columbia, represented by the Minister of Forests and Lands, as landlord and Norske Skog Canada Limited as tenant, in respect of Block B of Lot 161, Cowichan District

Waterlot Lease No. 106051 made February 1, 1998 between Her Majesty the Queen in Right of the Province of British Columbia, represented by the Minister of Environment, Lands and Parks, as landlord and Norske Skog Canada Limited as tenant in respect of Block E of District Lots 565,676 and 2008, Cowichan District

Waterlot Lease from November 1, 1991 to October 31, 2011 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 109, Alberni Harbour (Property Record No. H-1671)

Waterlot Lease from October 1, 2007 to September 30, 2027 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 40851, Alberni Harbour (Property Record No. H-1155)

Waterlot Lease from January 1, 2004 to December 31, 2024 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease No. 128 covering that part of the bed of Alberni Harbour, fronting on part of District Lot 1, Alberni District (Property Record No. H-1152)

Waterlot Lease from January 1, 2004 to December 31, 2024 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 126, Alberni Harbour (Property Record No. H-1151)

Waterlot Lease from August 1, 1990 to July 31, 2010 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease 132, Alberni Harbour (Property Record No. H-1304)

Waterlot Lease from August 1, 1994 to July 31, 2014 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease No. 136, Alberni Land District (Property Record No. H-1379)

Waterlot Lease from January 1, 1990 to December 31, 2009 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as a portion of the foreshore and bed of Alberni Harbour, Alberni District, as shown red on plan accompanying Lease 137, month to month  (Property Record No. H-1374)

Waterlot Lease from January 1, 1990 to December 31, 2009 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease Lot 135 and 135A, covering portions of the foreshore and bed of Port Alberni Harbour and containing a total of 36.391 AC (14.725) HA, month to month  (Property Record No. H-1375)

Waterlot Lease from June 11, 1998 to June 10, 2016 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease 144-1, Alberni District (Property Record No. H-4234)

Waterlot Lease from June 1, 1998 to May 31, 2018 between Port Alberni Harbour Commission as landlord and MacMillan Bloedel Limited as tenant (and subsequently assigned to Norske Skog Canada Limited) in respect of that portion of the bed of Port Alberni Harbour adjacent to Hoik Island, Alberni District, Vancouver Island, Province of British Columbia, as shown outlined in red on Explanatory Plan of Lease #152 prepared by Messrs. Acres & Pollock B.C.L.S. file #9624 and certified correct on April 16, 1988

Waterlot Lease from February 4, 1996 to February 3, 2011 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease 133 part of the bed of Port Alberni Harbour (Property Record No. H-1305)

Waterlot Lease from May 1, 1995 to April 31, 2005 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as lease covering Lot 292-G, 293-G, 278-G, 279-G and 280-G Alberni District, month to month (subleased to and in process of being assigned to Timberwest)  (Property Record No. H-1301)

Lease of Office Space from July 1, 2007 to March 31, 2018 between Lysander Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant in respect of land legally described as PID 026-601-621, Parcel A, Section 29, Block 5 North, Range 6 West, New Westminster District, Plan BCP22413

Lease of Office Space from September 1, 2007 to August 31, 2010 between Yum W. Hung & Hang F. Hung as landlords and Catalyst Paper Corporation as tenant in respect of land legally described as Lot 1, Section 1, Nanaimo District, Plan 27095

Lease of Office Space from August 1, 2007 to July 31, 2012 between 3764 Investments Ltd. as landlord and Catalyst Paper Corporation as tenant in respect of land legally described as Amended Lot 3 (DD1515ON), Block 55, Section 1, Nanaimo District, Plan 584; Amended Lot 4, (DD1515ON), Block 55, Section 1, Nanaimo District, Plan 584 including the part of said amended Lot 4 shown outlined in red on Plan 633R; Lot 19, Block 55, Section 1, Nanaimo District, Plan 584, except the normally 53 feet thereof

Waterlot Lease effective July 1, 1998 to June 29, 2014 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as PID 023-512-512, Lot 1, District Lot 12 and 13, Group 2 and of the bed of the Fraser River, New Westminster District, Plan LMP 29318 (Sublet from Wesik who leases from Vancouver Fraser Port Authority)

Waterlot Lease effective July 1, 1998 to June 29, 2014 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as PID 009-523-197, Lot 1 of the bed of the Fraser River, New Westminster District, Plan 76570 (Sublet from Wesik who leases from Vancouver Fraser Port Authority)

Upland Lease effective July 1, 1998 to June 29, 2014 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 004-501-110, Lot 14, District Lots 9, 10, and 11, Group 2, New Westminster District, Plan 41612

Lease from December 1, 2003 to November 20, 2023 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 617-513-294, Lot A, District Lots 16 and 48, Group 1, New Westminster District, Plan LMP1969

Waterlot Lease from December 1, 2003 to December 31, 2012 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as the portion of the bed and foreshore of the Fraser River fronting Lot 2, Plan 82360 and fronting Lot A, Plan LMP1969, both lots District Lot 16, Group 1, NWD, together with certain authority property

Waterlot Lease from January 1, 2005 to December 31, 2010 between Vancouver Fraser Port Authority as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as the portion of the foreshore and bed of the Fraser River fronting the remainder of F.S. 13, B5N, R1E, NWD (Port Mann)

Waterlot Lease from June 1, 2003 to December 30, 2007 between Vancouver Fraser Port Authority as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as the portion of the bed and the foreshore of the Fraser River fronting Parcel A, R.P. 11612 of Fr. Sec. 13, B5N, R1E, C.M., NWD, month to month

Waterlot Lease between Timberwest Forest Company as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as Lot 511 (Gowland Harbour)

Waterlot Lease from September 15, 2005 to September 14, 2010 between Kay Chee Ng as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as District Lot 6531, Group 1, New Westminster District

Lease to Catalyst Paper Corporation as tenant with respect to land legally described as PID 009-021-558, Section 2, Chemainus Lot A, Range 6 and 7, Plan 45436

Lease to Catalyst Paper Corporation as tenant with respect to land legally described as PID 000-222-437, Sections 12 and 13, Lot 4, Range 2, Plan 32988

Waterlot Lease T-07-09 from May 19, 2006 to May 18, 2010 between Vancouver Fraser Port Authority (assigned to Timberwest) as landlord and Catalyst Paper Corporation as tenant with respect to foreshore legally described as the portion of the foreshore and bed of the Fraser River fronting lots 10, 11, and B (P127307) of DL 252 and 260, Group 1, NWD

Catalyst Paper

Nil

Catalyst Paper Holdings Inc.

Nil

Catalyst Paper (Snowflake) Inc.

Commercial Lease No. 03-553 from March 30, 2004 to March 29, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to the buffer zone for evaporative pond, legally described as the South half of Section 14, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Commercial Lease No. 03-77857 from July 22, 2001 to July 21, 2011 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to the buffer zone around the tenant’s paper mill effluent basin, legally described as:

(a)	Lots 3, 4, the South half of the Northwest quarter of Section 3, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(b)
the West half of the Northwest quarter of the Northwest quarter and the West half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(c)	the Southwest quarter of Section 13, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(d)	the South half of the Northwest quarter and the South half of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(e)	the East half of Section 24, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(f)
Lots 1,2,3,4l; the South half of the North half; the East half of the Southwest quarter and the Southeast quarter of Section 5, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(g)	the West half of Section 9, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(h)	the Northwest quarter of Section 21, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(i)
the Northeast quarter; the Southeast quarter of the Southeast quarter of the Northwest quarter and the Southwest quarter of Section 29, Township 14, North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and

(j)	the East half and the East half of the West half of Section 31, Township 15 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona.

Commercial Lease No. 03-26778 from May 1, 2004 to April 30, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to land set forth for grazing, legally described as that portion of Section 24, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: commencing at the Section Corner common to Sections 23, 24, 25 and 26, said Township and Range, thence North 00 degrees 11 minutes West along the West line of said Section 24, 624.15 feet to the True Point of Beginning; thence North 87 degrees 11 minutes East 642.59 feet; thence South 84 degrees 19 minutes East 282.41 feet; thence South 00 degrees 11 minutes East 150.00 feet; thence North 89 degrees 49 minutes East 145.00 feet; thence North 00 degrees 11 minutes West 150.00 feet, more or less, to the centre line of an existing railroad and water supply line; and thence North 84 degrees 19 minutes West 145.00 feet, more or less, to the True Point of Beginning.

Grazing Lease No. 05-1209 from September 1, 2004 to August 31, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to land set forth for grazing, legally described as:

(a)
Lots 1,2,3,4; the South half of the North half, the North half of the Southwest quarter; the Southwest quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(b)	all of Section 16, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(c)	the West half of Section 24, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(d)	the West half of Section 16, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(e)	the Northeast quarter of Section 20, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and

the North half, the Southwest quarter; and the North half of the Southeast quarter of Section 34, Township 15 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Catalyst Paper Recycling Inc.

Nil

Catalyst Pulp Operations Limited

Waterlot Lease from November 1, 2007 to October 31, 2008 (in renewal process) between Vancouver Fraser Port Authority as landlord and Catalyst Pulp Operations Limited as tenant with respect to foreshore legally described as the portion of the bed and foreshore of the Fraser River fronting portions of Sections 1 and 2, B5N, R2W, NWD

Catalyst Pulp and Paper Sales Inc.

Nil

Catalyst Pulp Sales Inc.

Nil

Catalyst Paper (USA) Inc.

Lease of Office Space from November 1, 2006 to December 31, 2011 between Selig Real Estate Holdings Five as landlord and Catalyst Paper (USA) Inc. as tenant in respect of land legally described as Lots 7, 8, 9, 10, 11, and 12, Block C, Third addition to the part of the City of Seattle heretofore laid off by A.A. Denny and William N. Bell according to plat recorded in Volume 1 of plats, page 137 in King County Washington, except in the north easterly 12 feet thereof as condemned for road purposes under King County Superior Court, cause number 52280

Lease of Office Space from May 15, 2009 to May 31, 2011 between ROT Investments as landlord and Catalyst Paper (USA) Inc. as tenant in respect of lands described as 2603 S. Washington Street, Suite 120, Naperville, IL 60565

Lease of Office Space from June 1, 2008 to May 31, 2009 between Easy Street Associates as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land described as Suite 17A, 11 Sundial Circle, Carefree, Arizona  85377

Lease of Office Space dated August 1, 2008 between Broadway Southern California Executive Suites LLC as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land described as 5150 E. Pacific Coast Highway, Long Beach, California  90804

Lease of Suite 108, Chapel Hill, Office Park, 211 Southlake Blvd., Southlake, Texas 76092

Catalyst Paper Finance Limited

Nil

The Apache Railway Company

Nil

Elk Falls Pulp and Paper Limited

Nil

Catalyst Paper Services (Hungary) Limited Liability Company

Leased office space located in Luxembourg, which does not form part of the Collateral and in respect of lease which a notice of termination has been delivered to the landlord in conjunction with the pending wind-up of the company.

Pacifica Papers Sales Inc.

Nil

Pacifica Papers US Inc.

Nil

Pacifica Poplars Inc.

Leases of real property (consisting primarily of forested land) located in Washington state which constitute Excluded Assets (as that term is defined in the Intercreditor Agreement).  Leases to be surrendered as poplar harvesting completed in 2010.

Pacifica Poplars Ltd.

Leases of real property (consisting primarily of forested land) located in British Columbia which constitute Excluded Assets (as that term is defined in the Intercreditor Agreement).  Leases to be surrendered as poplar harvesting completed.

0606890 B.C. Ltd.

Nil

Catalyst Paper Energy Holdings Inc.

Nil

All Leases and Subleases of Real Property by any Credit Party, as Lessor or Sublessor:

Catalyst Paper Corporation

Lease from May 29, 1988 to June 5, 2017 between Catalyst Paper Corporation as landlord and Weyerhaeuser Company Limited (now Western) as tenant with respect to land legally described as District Lot 4071, 4072, 5922, 5923, 5924, 6071, 6174 and 6237A Group 1, New Westminster District

Lease from November 1, 2003, for an indefinite term, between Catalyst Paper Corporation as landlord and Haggard Trucking Ltd. as tenant with respect to land legally described as all that part of District Lot 1, Alberni District, Plan 1186-R, including improvements thereon, and that part of Lot A, District Lot 1, Alberni District, Plan 41766, containing 1.18 HA more or less

Lease between Catalyst Paper Corporation as landlord and Porter’s Dairy as tenant with respect to land legally described as that part of Sec 5, Range 9, Chemainus District, lying North and West of Plan 5803, except parts in Plans 4302 and 9775; and Sec 6, Range 9, Chemainus District, except parts in plans 4302 and 5803

Dock Lease between Catalyst Paper Corporation as landlord and District of North Cowichan as tenant with respect to land legally described as that part of Section 1, Range 11, Chemainus District, lying north of the northerly boundary of Chaplin Street as shown on Plan 739 and the production easterly of the northerly boundary, except in Plans 4257 and 2341

Offer to Lease Office Space from September 1, 2008 to August 31, 2010 between Catalyst Paper Corporation as landlord and Nuu-Chah-Nulth First Nation as tenant with respect to land described as the second floor of the building located at 4000 Stamp Avenue, Port Alberni, British Columbia

Lease (unexecuted) between Catalyst Paper Corporation as landlord and JRK Holdings Ltd. as tenant with respect to the land legally described as portion of Block 43, District Lot 3437, Lot A2 and associated water lot lease to be subdivided

Waterlot Sublease made November 19, 1995 between Port Alberni Harbour Commission as landlord and MacMillan Bloedel Limited as tenant and subsequently assigned to Norske Skog Canada Limited in respect of: Lot 280-G, Alberni District, 27.00 acres in size and more particularly described on a legal survey by James T. Underhill, B.C.L.S., dated March 24, 1941; Lot 292-G, Alberni District, 33.54 acres in size and more particularly described on a legal survey by G.E. McLaren, B.C.L.S., dated August 17, 1965; Lot 293-G, Alberni District, 14.75 acres in size and more particularly described on a legal survey by G.E. McLaren, B.C.L.S. dated August 17, 1965; Lot 278-G, Alberni District, 45.40 acres in size; and Lot 279-G, Alberni District, 18.00 acres in size and more particularly described in an undated legal survey prepared by W.G. McElhanney, B.C.L.S. (in process of assigning headlease to Timberwest)

Catalyst Paper

Nil

Catalyst Paper Holdings Inc.

Nil

Catalyst Paper (Snowflake) Inc.

Lease dated April 22, 2009 between Catalyst Paper (Snowflake) Inc. and Agriwest LLC in respect of (i) the Biomass Plantation (Sections 7, 8, 17 and 18, Township 13 North, Range 19 East, Gila and Salt River Baseline and Meridan (GSRBM); Sections 7, 8, 9, 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 19 East, Gila and Salt River Baseline and Meridian (GSRBM); and Sections 9, 10, 11, 12, 13, 14 and 15, Township 14 North, Range 18 East, Gila and Salt River Baseline and Meridian (GSRBM)); and (ii) Section 29 (644.06 acres), PID 202-02-005 C1 and 33 (320 acres), PID 202-05-005 B2 T13N R21E (320 acres), PID 202-05-005 D (Total: 1284.06 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Frank and Geraldine Despain DBA Dry Lake Cattle Ranch in respect of Section 3 SW1/4, E1/2, Section 15N1/4, 24 S1/4, SE1/4, 25S, Section >14 SW Corner, T14N, R18E, Section 6 N1/2, 29 NW1/4, Section 30 E1/2, T14N R19E, Section 31 W1/4 (Total: 2,438.35 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Jack and Phyllis Carlisle in respect of Section 30, T13N, R20E (Total: 631.34 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and David and Sandra Decker DBA Decker Ranches in respect of Section 8 West half T13N, R19E and Section 31 and Section 34 T14N, R19E (Total: 1426.42 acres)

•	This agreement was subsequently assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation Fred and Elise Peterson in respect of Section 24, T13N, R20E PID ###-##-#### (Total:580 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Rocking Chair Ranch in respect of Section 5 (80 acres), Section 8 (640 acres), Section 17 (640 acres), Section 20 W ½ (320 acres), all in T14R19E (Total: 1680 acres)

Ground Lease Agreement dated September 14, 2005 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power LLC, as amended, and Memorandum of Ground Lease and Notice of Easement Rights, recorded September 8, 2006, as amended, both in respect of: (1) a portion of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; (2) a portion of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and (3) an easement for ingress and egress and for utilities and until July 31, 2008 for construction

Catalyst Paper Recycling Inc.

Nil

Catalyst Pulp Operations Limited

Lease from August 5, 1998 to August 4, 2018 between Catalyst Pulp Operations Limited and Elk Falls Pulp and Paper Limited as landlords and Island Cogeneration Project Inc. as tenant with respect to land legally described as Reference Plan VIP69474, over District Lot 109, Lot A of District Lot 68 and District Lot 120

Catalyst Pulp and Paper Sales Inc.

Nil

Catalyst Pulp Sales Inc.

Nil

Catalyst Paper (USA) Inc.

Nil

Catalyst Paper Finance Limited

Nil

The Apache Railway Company

Nil

Elk Falls Pulp and Paper Limited

Lease from August 5, 1998 to August 4, 2018 between Catalyst Pulp Operations Limited and Elk Falls Pulp and Paper Limited as landlords and Island Cogeneration Project Inc. as tenant with respect to land legally described as Reference Plan VIP69474, over District Lot 109, Lot A of District Lot 68 and District Lot 120

Catalyst Paper Services (Hungary) Limited Liability Company

Nil

Pacifica Papers Sales Inc.

Nil

Pacifica Papers US Inc.

Nil

Pacifica Poplars Inc.

Nil

Pacifica Poplars Ltd.

Nil

0606890 B.C. Ltd.

Nil

Catalyst Paper Energy Holdings Inc.

Nil

SCHEDULE 3.29

LOCATIONS AT WHICH ANY CREDIT PARTY HOLDS OR MAINTAINS INVENTORY HAVING AN AGGREGATE VALUE IN EXCESS OF CDN.$50,000

Locations which are owned by a Credit Party:

Location of Collateral	Credit Party which owns Inventory
Crofton Mill, 8541 Hay Road, Crofton, British Columbia, Canada V0R 1R0	Catalyst Paper
Elk Falls Mill, 4405 North Island Highway, Campbell River, British Columbia, Canada V9W 5C9	Catalyst Paper
Powell River Mill, 5775 Ash Avenue, Powell River, British Columbia, Canada V8A 4R3	Catalyst Paper
Port Alberni Mill, 4000 Stamp Avenue, Port Alberni, British Columbia, Canada V9Y 5J7	Catalyst Paper
Paper Recycling Division, 1050 United Boulevard, Coquitlam, British Columbia, Canada V3K 6V4	Catalyst Paper
Snowflake Mill, 277 Spur North, Snowflake, Arizona, USA 85937	Catalyst Paper (Snowflake) Inc.

Locations which are leased by a Credit Party:

Location of Collateral	Landlord	Credit Party which owns Inventory
Surrey Distribution Centre, 10555 Timberland Road Surrey, British Columbia Canada V3V 3T3	Wesik Enterprises Ltd., as trustee of Wesik Enterprises Trust	Catalyst Paper
Paper Recycling Division, 1200 United Boulevard, Coquitlam, British Columbia, Canada V3K 6T4	Balaclava Holdings Ltd.	Catalyst Paper
Teakerne Arm foreshore, Powell River (north), British Columbia, Canada (Property Record No. H-1288, No. H-1367 and No. H-1287)	Ministry of Environment, Lands & Parks (Burnaby)	Catalyst Paper
Lot 511, Gowlland Harbour, Quadra Island, British Columbia, Canada	Timberwest Forest Company	Catalyst Paper
Alberni Harbour foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-4234 and No. H-2565)	Port Alberni Port Authority	Catalyst Paper
Stamp Point foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-1301)	Port Alberni Port Authority	Catalyst Paper
Foreshore property (3 and 4) on Woolridge Island, Howe Sound, British Columbia, Canada	Kay Chee Ng	Catalyst Paper

Locations which are the subject of an Agreement for Warehousing Services in favour of a Credit Party

Location of Collateral	Warehouse Owner/Operator	Credit Party which owns Inventory
14627 – 128 Ave. NW Edmonton, Alberta Canada T5L 3H3	MTE Logistix	Catalyst Paper
6505 48 Street SE Calgary, Alberta Canada T2C 3J7	MTE Logistix	Catalyst Paper
6700 W. Marginal Way S.W. Seattle, WA United States 98106	Aloha Cargo Transport Warehouse	Catalyst Paper (USA) Inc.
1240 East 230th Street Carson, CA United States 90745	Price Transfer Inc.	Catalyst Paper (USA) Inc.
20500 S. Alameda Street Carson, California United States 90810	CRW Peerless	Catalyst Paper (USA) Inc.
6558 W. 73rd Street Bedford Park, Illinois United States 60638	Nexus Distribution	Catalyst Paper (USA) Inc.
7609 Industrial Dr. Forest Park, Illinois United States 60130	Stellar Distribution Services, Inc.	Catalyst Paper (USA) Inc.
Unit 106 4550 Engineers Way North Las Vegas, Nevada United States 89031	Pan Western Corporation	Catalyst Paper (USA) Inc.
767 Creditstone Road Concord, Ontario Canada L4K 4N7	Metro Canada Logistics	Catalyst Paper
5915 N. Marine Drive Portland, Oregon United States 97203	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.
4710 West Camelback Road Glendale, Arizona United States 85301	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.
3480 W. Marginal Way SW Seattle, Washington United States 98106	Pacific Terminals Ltd.	Catalyst Paper (USA) Inc.
Building 300 1675 Lincoln Avenue Tacoma, Washington United States 98421	Horizon Logistics LLC	Catalyst Paper (USA) Inc.

Other Locations at which Inventory having a value in excess of $50,000 is held and which is not owned nor leased by a Credit Party and which is not the subject of an Agreement for Warehousing Services in favour of a Credit Party:

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
18887 98 A Avenue, Surrey British Columbia, Canada	S&R Sawmills	Catalyst Paper
1910 Ross Avenue, Everett, Washington USA 98205	Dunlap Towing Company	Catalyst Paper (USA) Inc.
525 South Trans Canada Highway, Cache Creek, British Columbia V0K 1H0	Wastech Services Ltd.	Catalyst Paper
1209 McKeen Avenue, North Vancouver, British Columbia Canada V7P 3H9	Fibreco Export Inc.	Catalyst Paper
6 Alley, 10 Alley, 12 Alley and 14 Alley, Fraser River (mouth), British Columbia, Canada	Hodder Tugs	Catalyst Paper
1A, 2C, and 2D, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
6A, Fraser River (at Coquitlam), British Columbia, Canada	Timberwest	Catalyst Paper
Ambrook and Houstons, Fraser River, British Columbia, Canada	Catherwood Towing	Catalyst Paper
AP3A, AP8, HT13, HT6A, and HT8A, Fraser River, British Columbia, Canada	Harken Towing	Catalyst Paper
CWP1, CWP4, VPD8 and Iona, Fraser River (mouth), British Columbia, Canada	Hodder Tugs	Catalyst Paper
MacDonald Slough, Fraser River (north arm), British Columbia, Canada	Hodder Tugs	Catalyst Paper
PCLS, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
Perkins, RT1 and RT3, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Redband, Fraser River, British Columbia, Canada	Hodder Tugs	Catalyst Paper
RT5A, Fraser River (Mission area), British Columbia, Canada	Cartherwood Towing	Catalyst Paper
Winkies, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Andy’s Bay, Gambier Island, Howe Sound, British Columbia, Canada	Western Forest Products	Catalyst Paper
Avalon, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Cates Bay, Gambier Island, Howe Sound, British Columbia, Canada	Active Marine Towing	Catalyst Paper
Cotton Bay #1-#4, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
KN5, Howe Sound (at Port Mellon), British Columbia, Canada	Interfor	Catalyst Paper
Shannon Falls, Squamish, Howe Sound, British Columbia, Canada	Smit Marine	Catalyst Paper
Terminal Grounds, Howe Sound, British Columbia, Canada	Hodder Tugs	Catalyst Paper
Twin Creeks, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
Wooldrige Island #1, and #2, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Blind Bay, Nelson Island (south of Powell River), British Columbia, Canada	Western Forest Products	Catalyst Paper
Menzies Bay, Campbell River, British Columbia, Canada	Western Forest Products	Catalyst Paper
CRF, Campbell River, British Columbia, Canada	Campbell River Fibre	Catalyst Paper
Chambers chip plant, Chemainus, British Columbia, Canada	DCT Chambers	Catalyst Paper

SCHEDULE 3.30

JURISDICTIONS IN WHICH CREDIT PARTIES HOLD

INVENTORY OR EQUIPMENT

All Jurisdictions in which any Credit Party, as of the Effective Date, has Inventory or Equipment having an aggregate Value in excess of CDN.$50,000:

Credit Party	Jurisdiction(s)
Catalyst Paper Corporation	British Columbia
Catalyst Paper	British Columbia
Catalyst Paper Holdings Inc.	Not Applicable (Holding Company)
Catalyst Paper (Snowflake) Inc.	Arizona
Catalyst Paper Recycling Inc.	California, Nevada, Arizona, Arkansas, New Mexico, Utah, Colorado, Wyoming, Iowa, Texas, Georgia, Missouri, Kansas, Oklahoma, Illinois, Minnesota, Montana, Nebraska,
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia, Alberta; Ontario
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California; Connecticut; Illinois; Washington; Oregon; Nevada
Catalyst Paper Finance Limited	Not applicable
The Apache Railway Company	Arizona
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Services (Hungary) Limited Liability Company	Hungary
Pacifica Papers Sales Inc.	Not applicable
Pacifica Papers US Inc.	Not applicable
Pacifica Poplars Inc.	Washington
Pacifica Poplars Ltd.	British Columbia
0606890 B.C. Ltd.`	British Columbia
Catalyst Paper Energy Holdings Inc.	British Columbia

SCHEDULE 3.31

CORPORATE NAMES; PRIOR TRANSACTIONS

Prior Corporate or Business Names of any Credit Party within the past Five Years:

Credit Party	Previous Corporate or Business Names of Credit Party within the past five years
Catalyst Paper Corporation	Norske Skog Canada Limited
Catalyst Paper	NorskeCanada
Catalyst Paper Holdings Inc.	NSCL Holdings Inc.
Catalyst Paper (Snowflake) Inc.	N/A
Catalyst Paper Recycling Inc.	N/A
Catalyst Pulp Operations Limited	Norske Skog Canada Pulp Operations Limited
Catalyst Pulp and Paper Sales Inc.	Norske Skog Canada Sales Inc.
Catalyst Pulp Sales Inc.	Norske Skog Canada Pulp Sales Inc.
Catalyst Paper (USA) Inc.	Norske Skog Canada (USA) Inc.
Catalyst Paper Finance Limited	Norske Skog Canada Finance Limited
The Apache Railway Company	N/A
Elk Falls Pulp and Paper Limited	N/A
Catalyst Paper Services (Hungary) Limited Liability Company	Norske Skog Canada Services Kft
Pacifica Papers Sales Inc.	N/A
Pacifica Papers US Inc.	N/A
Pacifica Poplars Inc.	N/A
Pacifica Poplars Ltd.	N/A
0606890 B.C. Ltd.	N/A
Catalyst Paper Energy Holdings Inc.	N/A
Prior Transactions

In April, 2008 Catalyst Paper (Snowflake) Inc. acquired from Abitibi Consolidated Sales Corporation the recycled newsprint mill located in Snowflake, Arizona and contained related assets, including all of the shares of The Apache Railway Company

In December, 2003, 6141005 Canada Inc., a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound-up into Catalyst Paper Corporation

In or about June, 2007, Catalyst Paper Japan Ltd., a corporation existing under the laws of Japan and a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound up into Catalyst Paper Corporation

In December, 2007, Pacifica Paper Sales Ltd., a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound-up into Catalyst Paper Corporation

Trade Names

Catalyst Paper

SCHEDULE 5.13

POST CLOSING UNDERTAKINGS

Please see Post Closing Matters Agreement

SCHEDULE 6.4(b)

INVESTMENTS BY A CREDIT PARTY IN ANY SUBSIDIARY

WHICH IS NOT A CREDIT PARTY

Investments by Catalyst Paper Corporation

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
NSC Holdings (Philippines) Inc.	Shares/Investment	2001		$5,778,737.00
NSC Holdings (Barbados) Limited	Shares	1999		$1.00
Elk Falls Pulp and Paper Limited	Shares	1993		$1.00
468327 B.C. Ltd.	Shares			$2,000.00
Echelon Paper Corporation (BC)	Shares	2001		$1.00
Echelon Paper Corporation (Canada)	Shares	2001		$1.00
3744809 Canada Inc. (formerly Catalyst Paper Corp (Canada))	Shares			$1.00
3264904 Canada Limited	Shares	1997		$1.00
Crofton Pulp and Paper Limited	Shares			$2.00
British Columbia Forest Products Limited	Shares			$1.00
Export Sales Co. Ltd.	Shares			$10.00

Investments by Catalyst Paper

Nil

Investments by Catalyst Paper Holdings Inc.

Nil

Investments by Catalyst Paper (Snowflake) Inc.

Nil

Investments by Catalyst Paper Recycling Inc.

Nil

Investments by Catalyst Pulp Operations Limited

Nil

Investments by Catalyst Pulp and Paper Sales Inc.

Nil

Investments by Catalyst Pulp Sales Inc.

Nil

Investments by Catalyst Paper (USA) Inc.

Nil

Investments by Catalyst Paper Finance Limited

Nil

Investments by The Apache Railway Company

Nil

Investments by Elk Falls Pulp and Paper Limited

Nil

Investments by Catalyst Paper Services (Hungary) Limited Liability Company

Nil

Investments by Pacifica Papers Sales Inc.

Nil

Investments by Pacifica Papers US Inc.

Nil

Investments by Pacifica Poplars Inc.

Nil

Investments by Pacifica Poplars Ltd.

Nil

Investments by 0606890 B.C. Ltd.

Nil

Investments by Catalyst Paper Energy Holdings Inc.

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
Powell River Energy Inc.	Shares Loan	2001 2001		$1.00	$20,501,000.00
Powell River Energy Limited Partnership	Shares/Investment Net equity p/u and distribution	2001 2001		$50.00 $452,603.00 $452,653.00